Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pulp Fixin LLC
35 Eagle Ct
Carlisle, OH 45005
https://www.pulpfixin.us/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Pulp Fixin LLC
Address: 35 Eagle Ct, Carlisle, OH 45005
State of Incorporation: OH
Date Incorporated: July 29, 2024

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $12,000,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

Please see the Crowdfunding SAFE subscription agreement and the Company's First Amended and Restated Operating Agreement attached to the Form C as Exhibit F.

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock . Crowdfunding Stock shall be the most senior class of equity securities

issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See Exhibit F for additional details.

Voting Rights: Non-voting, except as required by law

Other Material Rights: Except for voting rights, equal rights to all other common units, including voting and non-voting common units.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

By Investing into PulpFixin, you are automatically enrolled in 'TheFix' Sustainability Society.

TheFix is a society that is focused on providing smarter tools for scientific and laboratory operations by utilizing sustainable and fossil-fuel-free materials that are recyclable if not compostable. By proving these materials and products are fit for such rigorous and high performing applications, we can increase the impact of these materials by entering in adjacent markets and verticals.

Benefits:

Exclusive Webinars with scientific guest speakers

Sustainability reports

Innovation previews

Networking

Annual virtual event

Annual 'in person' event

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Pulp Fixin LLC will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

PulpFixin (or the "Company") is dedicated to providing sustainable product solutions that reduce single-use plastics in laboratory settings. The Company specializes in a range of biodegradable and compostable lab consumables, including tube & vial racks and pipet tip racks,that are designed to serve as direct replacements for traditional plastic products. In addition to standard products, PulpFixin provides custom packaging solutions that replace plastic and plastic coated packaging that is so predominant in the industry today. PulpFixin's target customers include pharmaceutical, biotech, and diagnostics companies that are increasingly facing pressure to minimize their environmental impact. The business model focuses on direct sales and partnerships with major players in the industry, allowing for a robust distribution network across North America, Japan, the UK, and the EU. Top reasons to invest in PulpFixin include the significant market opportunity presented

by growing sustainability mandates, a unique product offering tested under rigorous lab performance conditions, and an experienced team with established relationships in the life sciences sector.

Intellectual Property
The Company has applied for three U.S. utility and provisional patents with the USPTO, including US Application No. 18/587,027, a utility patent application filed with the USPTO on February 26, 2024. In addition to this, PulpFixin has other IP that it has developed including a portfolio of U.S. trademarks (registered, allowed, and pending) covering its product and material brand names, as well as proprietary manufacturing know-how and trade secrets related to its compostable labware.

Corporate Structure
Pulp Fixin LLC is the parent company of EcoLibrium Compostable Products, LLC ("ECP"), a wholly-owned subsidiary which has been operated under the Company since 2026. The subsidiary company, ECP, is focused on Business to Consumer (B2C) market, whereas Pulp Fixin is focused on Business to Business (B2B), with the initial product launch of a sustainable iPad Cover. Pulp Fixin and ECP have a shared interest in replacing unnecessary plastics, whereas ECP is focused on a different market with a different product portfolio. ECP operates independently of Pulp Fixin without any inter-related transactions.

Competitors and Industry

Industry: The global laboratory consumables market was valued at approximately $15.8 billion in 2024 and is projected to reach $26.6 billion by 2030, growing at a compound annual growth rate of 8.65% (Grand View Research, 2025; https://www.grandviewresearch.com/industry-analysis/laboratory-consumables-market-market-report). The industry is experiencing a shift toward sustainable alternatives, driven primarily by ESG and procurement pressure from enterprise pharmaceutical and biotech customers rather than direct legal mandate, since most current single-use plastics regulations carve out exemptions for medical and laboratory consumables. As pharmaceutical and biotech companies adopt sustainability goals, demand for eco-friendly lab solutions is expected to grow in line with this broader market trajectory.

Competitors: Major competitors in the lab consumables space include established brands that offer traditional plastic solutions. PulpFixin differentiates itself by providing high-performance, biodegradable, compostable, and recyclable alternatives that align with current sustainability trends and growing regulatory environments. These products are designed to replace competitors' offerings with drop-in replacements that may also provide cost savings. The Company's focus on product validation and customer feedback ensures that its offerings meet the demanding requirements of modern laboratories.

Current Stage and Roadmap

Current Stage: PulpFixin was founded in 2024 and began commercial availability of its initial product lines in 2024. Its product catalog comprises 27 active offerings across four product lines: AutoRack® tube racks, Cryogenic Boxes, AutoBox™ / AutoSleeve™ sample storage, and Pipet TipRack™. In May 2025, PulpFixin's AutoRack® received the SLAS New Product Award. Manufacturing is based in Carlisle, OH, and China with distribution partnerships extending across North America, Japan, the UK, and the EU. PulpFixin has also captured early product sales with large pharmaceutical, biotech and diagnostic companies with products that are currently in market and undergoing active evaluation with high volume prospective customers. PulpFixin did launch a line of cold chain shipper products in 2024 built with FeatureFoam, a fully sustainable insulation that was designed to displace EPS or Styrofoam coolers in the market. PulpFixin was forced to discontinue the product in August of 2026 due to the inability to source the key material used to build the coolers as their supplier was forced to close operations. Future Roadmap: In the short term, PulpFixin aims to expand its product line and solidify partnerships with top-tier pharmaceutical companies. Medium-term goals include scaling production capabilities and increasing market visibility through targeted sales and marketing efforts. The company is also focused on developing new products and sustainable materials that further advance its sustainability mission and meet the evolving needs of the laboratory sector and beyond. The company is also actively engaged in developing a replacement for FeatureFoam cold shippers to provide a fully sustainable cold transportation solution. As the product portfolio is constantly changing, so are the number of SKU's and product categories that are currently listed.

The Team

Managers

Name: Chad Alan Jenkins

Chad Alan Jenkins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Board Member
  Dates of Service: November, 2024 - Present
  Responsibilities: As Chief Executive Officer, I set and execute PulpFixin's strategic direction — translating our mission of replacing fossil-fuel-based plastics with compostable alternatives for life science and clinical labs into our

operating plan, product roadmap, and go-to-market strategy. I hold ultimate accountability for company performance, capital allocation, and manufacturing partnerships, in coordination with our President, CMO, Director of Sustainable Production, board, and investors. My responsibilities span corporate governance; leading our active Regulation CF raise; serving as PulpFixin's primary external representative to customers, partners, and industry bodies (including chairing the SLAS Sustainability in Science group); directing flagship product lines (AutoRack™, TipRack™, AutoBox™) and key partnerships (Azenta, Micronic, LVL); and ensuring performance standards for pharma, biotech, and clinical customers. Under my leadership, PulpFixin grew from pre-revenue in FY2024 to commercial launch in 2025, earning a SLAS 2025 New Product Award and a 2026 finalist nod.

Other business experience in the past three years:

- Employer: Thomas Scientific
  Title: Vice President
  Dates of Service: May, 2019 - November, 2024
  Responsibilities: Chad Jenkins served as VP of Bio Solutions at Thomas Scientific, building and leading a national specialist sales team, the PEAK Bio Solutions specialist team, that delivered sales growth and expanded gross profit margins. His expertise in commercializing innovative products, strategic partnerships, and laboratory solutions laid the foundation for his mission-driven work at Pulpfixin.us.

Name: Kevin Patrick Matthews

Kevin Patrick Matthews's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President and Board Member
  Dates of Service: July, 2024 - Present
  Responsibilities: As President, I anchor daily operations and strategy execution which align with the mission of our company and the direction set forth by our CEO. This includes direct involvement with, and responsibility for, all relationship activity which affect all aspects of the business.

Other business experience in the past three years:

- Employer: Use Math Incorporated, LLC
  Title: Founder
  Dates of Service: February, 2016 - Present
  Responsibilities: Use Math Incorporated is a Fractional Business Development Consultancy, formed in 2015.

Name: William Hope

William Hope's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO (through FocusCFO)
  Dates of Service: August, 2026 - Present
  Responsibilities: Financial strategy, modeling, forecasting, and analysis. Bill is performing the role of a financial officer while the Company reviews its needs for a full-time CFO.

Other business experience in the past three years:

- Employer: Sensory Robotics (through FocusCFO)
  Title: CFO (through FocusCFO)
  Dates of Service: December, 2025 - August, 2026
  Responsibilities: Developed a revenue model, forecast, and financial strategy that resulted in a term sheet from an investor in seven months. Responsibilities include monthly financial analysis, working with the accountant on accurate financial statements, and updates to the financial strategy and forecast.

Other business experience in the past three years:

- Employer: Wells Fargo
  Title: Vice President - Risk Management
  Dates of Service: June, 2018 - May, 2025

Responsibilities: Directed a large team of risk managers in delivering quality results through a period of enterprise changes and uncertainty, while still growing their talent, skills, and experience and supporting their individual development.

Name: Steven Roe

Steven Roe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Strategic Investor
  Dates of Service: August, 2024 - Present
  Responsibilities: Advises Pulp Fixin on go-to-market strategy, product commercialization, customer development, capital planning, and fundraising. Applies experience in Fortune 200 P&L leadership, startup investing, operational expertise, market insight, and AI to support disciplined, scalable growth.

Other business experience in the past three years:

- Employer: GRoe Co., LLC
  Title: Founder
  Dates of Service: January, 2013 - Present
  Responsibilities: Leads venture capital, startup investment, and strategic advisory activities. Evaluates opportunities, manages portfolio strategy, and advises founders on market strategy, product launches, business simplification, operations, customer experience, AI adoption, and scalable growth.

Name: Sonia Kriz

Sonia Kriz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Board Member
  Dates of Service: September, 2024 - Present
  Responsibilities: Providing strategic oversight and stewardship to support the organization's long-term success in meeting the goals of the company. In addition to helping establish strategic direction, Sonia is also overseeing financial performance and risk management, ensuring regulatory compliance, evaluating executive leadership, and acting in the best interests of the organization and its stakeholders while maintaining independent judgment and ethical governance.

Other business experience in the past three years:

- Employer: Life Technologies/ThermoFisher
  Title: BioAutomation Senior Group Leader
  Dates of Service: June, 2005 - March, 2022
  Responsibilities: Provided strategic and technical leadership for the development and implementation of advanced laboratory automation solutions that enhance scientific research, product development, and operational efficiency. Led multidisciplinary teams responsible for automation engineering, workflow optimization, instrument integration, and technology innovation while managing complex programs, budgets, and cross-functional collaborations. Drove the evaluation and adoption of emerging technologies, ensured regulatory and quality compliance, mentoring technical talent, and aligning automation initiatives with the organization's long-term scientific and business objectives to accelerate innovation and improve organizational performance.

Name: Robin Tan

Robin Tan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Production and Board Member
  Dates of Service: November, 2024 - Present
  Responsibilities: Robin serves as PulpFixin's Director of Sustainable Production, overseeing the manufacturing rigor that allows the company's plastic-free labware to meet the exacting demands of automated laboratory environments. Under Tan's operational leadership, PulpFixin's product lines are engineered and validated to performance benchmarks that match or exceed the precision-molded plastic consumables they are designed to replace. This

commitment to manufacturing precision is inseparable from PulpFixin's broader mission: to embed sustainability into every stage of production, delivering compostable, plastic-free laboratory consumables without asking scientists to compromise on the reliability their automated workflows demand.

Other business experience in the past three years:

- Employer: Zenpack
  Title: Managing Partner
  Dates of Service: July, 2015 - Present
  Responsibilities: Robin Tan, Director of Sustainable Production/Operations, is a part-time employee of the Company, devoting approximately 20% of his professional time to PulpFixin. Mr. Tan is also Co-Founder and Managing Partner of Zenpack, a sustainable packaging design and manufacturing company, a role he has held since April 2015 and to which he devotes approximately 80% of his professional time.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. All projections and forward-looking statements relating to the projects may not occur and unanticipated events and circumstances will occur, and that actual results will likely vary from the projections and forward-looking statements.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited, and your investment could be illiquid for a long time as a result.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry or by a firm looking to enter into the industry in whatever manner. However, that event may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on the Company's performance and/or your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Crowdfunding SAFEs in the amount of up to $1,234,992.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, regulatory changes or preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue

declines or even business failure.

We may never have an operational product or service
It is possible that, for currently undeveloped product lines or services, there may never be a corresponding operational product or that product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that, for a currently undeveloped product line or a prototype, there may never be a corresponding operational product or that product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for some of our products. Delays or cost overruns in the development of our products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Our products may be subject to supply chain disruptions at any time, whether caused by material shortages, regulatory or tariff environment changes, or other socioeconomic or political factors.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Crowdfunding SAFEs that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Crowdfunding SAFEswe are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Pulp Fixin LLC was formed on July 29, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pulp Fixin LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our Company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Additionally, potential competitors outside of the "direct" sustainability space may impact our ability to market and sell the products we eventually develop, such as bioengineered bacteria that may be more efficient recyclers of plastics, and unknown future technology that has not yet been devised, developed, or implemented that may directly compete with our products.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company, such as additional studies or compliance requirements prior to being able to offer the products that we develop to the target markets. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We might not be able to protect our intellectual property
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company, resulting in partial or total dilution or destruction of the value of the Company's intellectual property. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our intellectual property may be unenforceable, and the cost of enforcement may prevent us from protecting it
Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property or otherwise render it unenforceable, and if they can bypass our patents and/or patent applications, trademark and copyright protection, our value and our ability to compete in the marketplace could be materially and adversely affected. Even where our rights are valid, enforcing them may not be practical. Trademark and copyright litigation is expensive, and even if we believe a competitor is infringing, we may choose not to file suit because we lack the cash to prosecute multi-year litigation with an uncertain outcome, because we conclude the cost of enforcement outweighs the value of winning in light of the risk of losing, or for other reasons. Declining to enforce our rights could undermine the credibility of our intellectual property and weaken our ability to keep competitors out of the market. Either outcome — unenforceable rights, or rights we cannot afford to enforce — could significantly and adversely affect your investment.

Our trademarks, patents, and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our intellectual property could prevent us from enforcing it
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on our intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. In addition, certain Company service providers, including Kevin Matthews, Chad Jenkins, and Robin Tan, have financial and/or management interests in related parties. This may adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. In addition, these service providers may work with or provide services to direct or indirect competitors.

The Company has entered into agreements with related parties on terms that were not the product of arm's-length negotiation.
Kip Matthews, Vice President of the Company, also holds the title of General Manager and Principal of Scilutions, LLC, the counterparty to the Company's Reseller Agreement, and executed that Agreement on Scilutions's behalf. Because the same individual held decision-making authority for both parties at the time the Agreement's terms — including pricing, termination rights, and inventory repurchase pricing — were set, investors should not assume these terms reflect the outcome of independent, arm's-length bargaining. Additionally, the intellectual property transferred to the Company by Scilutions in connection with this relationship was not independently valued, and the equity issued in exchange was not benchmarked against a third-party appraisal.

We depend entirely on a single contract manufacturer, which is controlled in part by one of our officers, and any disruption to that relationship could materially harm our business.
Zenpack currently manufactures 100% of PulpFixin's products. We do not have a diversified manufacturing base, and any disruption to Zenpack's operations — including capacity constraints, quality issues, financial distress, natural disasters, labor disputes, or a breakdown in the relationship — could materially delay or halt our ability to fulfill customer orders, harming our revenue, reputation, and customer relationships. While we are not contractually exclusive to Zenpack and may source production from alternative manufacturers, transitioning to a new manufacturer would likely involve significant time, cost, and quality-validation risk, particularly given the specialized tooling and process knowledge required to produce our compostable and biodegradable lab consumables. This concentration risk is compounded by a related-party relationship: Robin Tan, our Director of Sustainable Production/Operations, is a Co-Founder and Managing Partner of Zenpack and devotes the substantial majority of his professional time to that company. Mr. Tan has direct involvement in negotiating pricing and terms of our supply agreement with Zenpack. While this arrangement was competitively bid, reviewed against comparative quotes from other manufacturers, and approved by our leadership and Board of Managers, Mr. Tan's dual role creates an inherent conflict of interest in the ongoing administration and renewal of the agreement with Zenpack. There can be no assurance that the terms of our arrangement with Zenpack are, or will continue to be, as favorable to PulpFixin as those we could obtain from an unaffiliated manufacturer absent this relationship. Investors should weigh both our single-source manufacturing dependency and this related-party dynamic in evaluating an investment in the Company.

If we do not raise at least $500,000 in this offering, our outstanding convertible notes will be reinstated as debt
The agreements converting our outstanding convertible promissory notes into equity provide that the conversions are cancelled and treated as if they never occurred unless this offering results in at least $500,000 of cash proceeds to the Company. Our target offering amount is $19,992, far below that threshold. If we close this offering at any amount below $500,000, approximately $800,000 of principal, plus interest that will have continued to accrue from the original issuance dates, will again be outstanding as debt of the Company, and the units issued on conversion will be cancelled. Our capital structure would then differ materially from the one described in this offering memorandum, our cash would be committed to repaying debt rather than to the uses described under "Use of Proceeds," and the holders of that debt would rank ahead of you in any liquidation or dissolution. You will have no ability to prevent this from happening, and you will not be entitled to

withdraw your investment if it does.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This may adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The political and sociocultural landscape around sustainability is subject to external political and sociocultural pressures that may impact our ability to gain funding or market penetration, or that may adversely affect the utility of our technology
Sustainability initiatives and policies are subject to change depending on the political and sociocultural landscape of the target markets. As a result, our products may be subject to forces that other products are not generally subject to.

We recently acquired EcoLibrium Compostable Products, LLC, and have not provided separate financial information for it
In August 2026, we acquired all of the outstanding membership interests of EcoLibrium Compostable Products, LLC in exchange for units of the Company, and EcoLibrium is now our wholly owned subsidiary. We have not included separate financial statements for EcoLibrium, and our financial statements may not reflect its assets, liabilities, or results of operations for all periods presented. EcoLibrium may have liabilities, contractual obligations, or claims for which we are now responsible and which were not identified before we completed the transaction. Two of our officers and two members of our Board of Managers held membership interests in EcoLibrium and received units of the Company in the transaction, and the interested parties did not recuse themselves from our Board of Managers' approval of it.

Our valuation cap was set by management and is not supported by an independent appraisal
Our $12,000,000 post-money valuation cap was determined internally by management without a third-party valuation. It is derived by applying public-company trading multiples to our own internal projection of 2028 earnings and discounting that figure to the present using an assumed private-company discount rate. Each of those inputs is an estimate selected by management, and small changes in any of them produce large changes in the implied valuation. We are a company with limited revenue and a history of losses. The most recent price at which we sold equity to investors was $4.00 per unit, and our recently converted promissory notes converted at $9.60 per unit (as discounted), both substantially below the price implied by the valuation cap.

We have not yet obtained the compostability certifications we describe, and our environmental claims are subject to regulatory scrutiny
We intend to use a portion of the proceeds of this offering to obtain third-party certification of our products under BPI's Commercial Compostability Certification, the My Green Lab ACT Ecolabel, and TÜV Austria's OK compost mark. We do not hold these certifications today. Environmental marketing claims are subject to the Federal Trade Commission's Green Guides and to state laws governing compostability and recyclability representations, including in California. If we are unable to obtain these certifications, if they are obtained for only some products, or if our claims are challenged as unsubstantiated, we could face regulatory action, be required to change our marketing, and lose credibility with customers whose procurement specifications reference these credentials.

Many of our customer relationships are evaluations that may never result in orders
A number of the pharmaceutical, biotechnology, and diagnostics organizations we identify in this offering memorandum are conducting product evaluations rather than placing recurring commercial orders. Evaluations may take many months, may not conclude in our favor, and may not lead to any purchase. Our revenue is concentrated among a small number of customers, and the loss of any one of them, or the failure of pending evaluations to convert into orders, would materially

affect our results.

Our Crowdfunding SAFE may never convert into equity, and the equity it converts into may carry limited rights
The Crowdfunding SAFE offered in this raise is not a share of stock. It converts into equity Units of the Company only upon specific events: an Equity Financing of at least $1,000,000 (and not more than $[Maximum Offering Amount]), a Liquidity Event (such as a change of control or public offering), or a Dissolution Event. If none of these events occurs, investors may hold this instrument indefinitely without becoming equity holders of the Company, and if the Company dissolves or becomes insolvent before any of these events occurs, investors may never receive equity and may lose their entire investment. If the instrument does convert, the Units received may be non-voting or otherwise carry more limited rights than other classes of the Company's Units, as described in the Company's Operating Agreement. Unlike a corporation, the Company as a limited liability company has broad latitude under state law to amend its Operating Agreement. The Company has agreed by contract not to amend its Operating Agreement in a manner that adversely affects the rights of Crowdfunding SAFE holders without their consent and, in some circumstances, further disclosure to investors, but investors should review both the Operating Agreement and the SAFE itself carefully before investing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
SJK Technical Consulting - LLC (owned and managed bySonia Kriz)	144,000	Common Voting Units	13.5%
Use Math Incorporated, LLC (owned and managed by Kip Matthews)	137,750	Common Voting Units	12.7%
Terre Blue LLC (owned and managed by Chad Jenkins)	137,750	Common Voting Units	12.7%

The Company's Securities

The Company has authorized Common Voting Units, Common Non-Voting Units, and Crowdfunding SAFE.

Common Voting Units

The amount of securities outstanding is 768,375.

Material Rights

Distribution rights & preferences:
Common Voting Units participate in profits, losses, and distributions according to the Operating Agreement. They do not receive a distribution preference over other classes unless specifically provided elsewhere.

Liquidation rights & preferences:
Upon dissolution, distributions follow the liquidation provisions of the Operating Agreement. Common Voting Units have no stated liquidation preference over other members.

Dividend (Distribution) rights:
Cash distributions are made pursuant to the Agreement. Common Voting Units share economically with the other classes based on the Agreement.

Drag-Along / Tag-Along:
A drag-along provision exists. If the required majority approves a Company Sale, minority members must support the transaction, sell their Units on the same terms, and waive appraisal rights if requested. A separate tag-along right allows minority members to elect to participate in the sale within 15 days after receiving notice of the Company Sale.

Common Non-Voting Units

The amount of securities outstanding is 317,237.

Material Rights

Distribution rights & preferences:
Common Non-Voting Units receive economic participation in profits, losses, and distributions comparable to the other classes, without stated economic preference.

Liquidation rights & preferences:
No liquidation preference is granted over any other class.

Dividend (Distribution) rights:
Participate in Company distributions under the Operating Agreement.

Drag-Along / Tag-Along:
A drag-along provision exists. If the required majority approves a Company Sale, minority members must support the transaction, sell their Units on the same terms, and waive appraisal rights if requested. A separate tag-along right allows minority members to elect to participate in the sale within 15 days after receiving notice of the Company Sale.

Transfer restrictions:
Common Non-Voting Units, including those acquired through Regulation Crowdfunding, may not be transferred for one year from acquisition, subject to the limited exceptions in the Operating Agreement and Regulation CF.

Expulsion:
The Board of Managers may expel a member whose felony conviction or plea would have a material adverse effect on the Company, and may repurchase all of that member's Units at the greater of 50% of fair market value or $0.01 per Unit.

The total amount outstanding includes 68,875 units to be issued pursuant to future equity issuances, reserved but unissued.

Crowdfunding SAFE

The security will convert into Crowdfunding stock and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: $1,000,000

Material Rights

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

Please see the Crowdfunding SAFE subscription agreement and the Company's First Amended and Restated Operating Agreement attached to the Form C as Exhibit F.

What it means to be a minority holder

As a minority holder of Crowdfunding SAFE of the Company, you will have no voting rights with the Company. In the event your SAFEs convert to equity, you will be a minority holder, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public

offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Units
  Type of security sold: Equity
  Final amount sold: $1,060,000.00
  Number of Securities Sold: 275,000
  Use of proceeds: Operational funding
  Date: November 01, 2024
  Offering exemption relied upon: Rule 501 Regulation D

- Type of security sold: Convertible Note (converted to Common Non-Voting Units prior to the Offering)
  Final amount sold: $800,000.00
  Use of proceeds: Operating Funding
  Date: July 01, 2026
  Offering exemption relied upon: Rule 506(b)

- Name: Common Non-Voting Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 85,612
  Use of proceeds: No cash proceeds; issued upon conversion of outstanding convertible notes
  Date: July 31, 2026
  Offering exemption relied upon: Section 3(a)(9) of the Securities Act

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>
Revenue for fiscal year 2024 was $0 compared to $103,750 in fiscal year 2025.
PulpFixin generated no revenue in fiscal year 2024, reflecting its status as a pre-commercial company still in product development. In fiscal year 2025, the company recorded revenue of $103,750, driven by the commercial launch of its first

product lines and a small number of custom development projects contracted during the year. Three customers accounted for approximately 76% of fiscal year 2025 revenue. While early-stage, this shift from $0 to positive revenue marks the company's transition from development to initial commercial traction. As noted in the Company's reviewed financial statements, the Company has not yet commenced its planned principal operations and has not generated significant revenues from those operations.

Cost of Sales
Cost of Sales for fiscal year 2024 was $0 compared to $50,173 in fiscal year 2025.
Cost of Sales for fiscal year 2024 was $0.00, consistent with the company having no product sales during that period. In fiscal year 2025, Cost of Sales was $50,173, reflecting the direct costs of manufacturing and fulfilling product orders — including materials, tooling and kitting through third-party manufacturing partners, and production associated with custom development projects — following the commercial launch of the company's first product lines.

Gross Margins
Gross margin for fiscal year 2024 was $0 compared to $53,577 in fiscal year 2025.
Gross margin for fiscal year 2024 was $0.00, reflecting the absence of both revenue and cost of sales during the company's pre-commercial development period. In fiscal year 2025, gross margin was $53,577, or approximately 50% of revenue, following the commercial launch of the company's first product lines and the completion of early custom development projects. This shift from no gross margin activity to a positive margin in the first year of commercial sales reflects the company's transition from product development to initial production and fulfillment.

Expenses
Expenses for fiscal year 2024 were $122,756 compared to $1,018,275 in fiscal year 2025.
Expenses were relatively low in 2024 as the Company was primarily engaged in formation and product development, with limited transaction activity until Q4 2024. 2025 saw substantial investment in building out the team, completing material development and testing, and preparing products for compatibility in complex, automated laboratory environments. Once flagship products demonstrated market readiness, the Company undertook a significant marketing and customer engagement effort, including a broad free-sample campaign for early customer evaluations and in-house testing at laboratories globally, along with sales and marketing activities to educate the market and pursue industry awards. Approximately 77% of fiscal year 2025 operating expenses consisted of consulting and marketing fees paid to members of the Company. See "Risk Factors" for a discussion of related-party transactions.
The Company's net loss for fiscal year 2024 was $120,575, and for fiscal year 2025 was $954,149.
2026 Expenses
Based on the trailing three-month period (April through June 2026), the Company's current average monthly expenses are approximately $68,000. This reflects a declining trend from earlier in 2026, when expenses were elevated due to upfront campaign preparation and consulting costs; the six-month (January–June 2026) average monthly expense was approximately $86,000.

Historical results and cash flows:

The Company is currently in the initial production and revenue-generating stage. We are of the opinion that historical cash flows will not be indicative of future revenue and cash flows, as a number of products are only now being launched and accepted by customers, collaborators, and the market. Past cash was primarily generated through equity investments. Our goal is to become cash positive through the sale of standard products and custom projects. As the Company is still in the early phase of launching products, past revenue figures may not adequately reflect the market potential for these product lines. In addition, because these products are materially different from the plastic incumbents in the market, customer adoption has been relatively gradual. The pace of positive feedback from customer evaluations, collaborations with market-leading providers, industry awards, and acceptance by leading pharma, biotech, and diagnostic companies has accelerated compared to the prior year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2026, the Company has capital resources available in the form of $238,570.39 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our Company's operations. These funds are required to support the ongoing commercialization of current products, expand production capacity to meet growing market demand, invest in further material development, and ensure operations are not hindered in meeting the Company's goals.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how

much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds available to the Company, approximately 85% will be made up of funds raised from this campaign if it reaches its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $19,992, we anticipate being able to operate for approximately 2 to 3 months, assuming no other sources of income are realized during that period. This estimate is based on a current monthly burn rate of approximately $68,000, calculated from the Company's trailing three-month average expenses for April through June 2026, and this burn rate is expected to remain flat over the runway period.
The largest share of this monthly burn, roughly 70.9% (approximately $48,200), goes toward people costs — salaries, wages, and related personnel expenses. Because this workforce and its compensation structure are already established and are not expected to change materially in the near term, this category represents a fixed, predictable cost rather than a variable one, and the runway estimate is not sensitive to headcount fluctuations. Sales and marketing account for the next largest portion, about 12.3% (approximately $8,400), reflecting ongoing customer acquisition and brand-building activity. Legal and accounting services make up roughly 6.0% (approximately $4,100) of monthly spend, covering the Company's compliance, contract, and financial reporting needs. Research and testing represent about 5.6% (approximately $3,800), supporting continued product development and validation work. Inventory costs account for approximately 4.6% (approximately $3,100) of the monthly total, and miscellaneous expenses make up the remaining 0.5% (approximately $300).
Taken together, because people costs — the largest and most stable line item — are already fixed, the 2 to 3 month runway estimate is driven primarily by the total burn rate remaining constant, rather than by any single category's variability.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate being able to operate without further investment, as we forecast becoming cash positive and able to self-fund future investment needs. This is based on a projected monthly burn rate of $141,000. If the Company does not achieve cash-positive operations, the maximum offering amount would fund approximately nine months of operations at that burn rate.
The largest share of this projected monthly burn, roughly 71.5% (approximately $100,800), goes toward total people costs — salaries, wages, and related personnel expenses. 3PL and warehousing account for about 5.0% (approximately $7,050) of monthly spend, and equipment financing costs represent approximately 4.7% (approximately $6,600), reflecting the Company's plan to direct a greater share of maximum-raise funding toward equipment financing and in-house manufacturing capacity rather than external marketing. Sales and marketing make up roughly 4.4% (approximately $6,200) of the monthly total — a smaller proportional allocation than at the minimum raise level, since increased in-house production capacity is expected to reduce the need for both external marketing spend and buffer inventory. The Contingency reserve, represents about 9.0% (approximately $12,700) of projected monthly burn. Research, testing, and materials account for approximately 2.1% (approximately $2,960), start-up inventory makes up about 1.8% (approximately $2,540), miscellaneous expenses represent roughly 1.4% (approximately $1,970), and legal and accounting fees make up the remaining 0.1% (approximately $140) of monthly spend — a substantially smaller share than at the minimum raise level, since legal and accounting costs are weighted toward the pre-launch period of the campaign, with reduced ongoing legal spend anticipated once the offering is live.
Taken together, the maximum-raise allocation reflects a shift in strategy from the minimum-raise scenario: rather than simply extending runway, the Company plans to invest in manufacturing capacity and equipment that reduce reliance on marketing and buffer inventory over time, while building in a revenue-linked contingency reserve, all aimed at reaching and sustaining cash-positive operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including capital contributions, lines of credit, and future capital raises. We do not have any concurrent offerings in place at this time. We believe the scientific community will rally around PulpFixin and become partners with us as we bring a new foundation of sustainability to the world. We believe in the community just as you believe in us.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Scilutions, LLC
  Names of 20% owners: Kevin Matthews
  Relationship to Company: Reseller
  Nature / amount of interest in the transaction: From November 1, 2024 through December 1, 2025, $24,837.25
  Material Terms: Under the Agreement, Scilutions acts as a non-exclusive reseller of the Company's products, purchasing at the Company's standard price list with a contractual 0% markup and reselling to Scilutions's existing customer relationships. The Agreement has a five year initial term with one year automatic renewals. The Company may terminate at any time for any reason, while Scilutions must provide 60 days' notice to decline renewal. The Agreement also provides the Company an option to repurchase Scilutions's on-hand inventory of Company products at $2.30 per unit. Concurrent with the Agreement, Scilutions transferred certain intellectual property to the Company, and, in exchange, certain affiliates of Scilutions became equity holders of the Company. No cash consideration was paid by the Company, and the membership interests granted constituted the sole consideration for the intellectual property received. This exchange occurred at the Company's formation and was not subject to an independent third-party valuation. While the amount under this Agreement is below the disclosure threshold, the Company is disclosing the relationship due to the overlapping ownership and management interests described above and in the "Risk Factors" section of this Offering document above.

- Name of Entity: Zenpack (and Robin Tan)
  Names of 20% owners: Robin Tan
  Relationship to Company: Contract manufacturer
  Nature / amount of interest in the transaction: Zenpack manufactures100% of PulpFixin's products.
  Material Terms: Zenpack is responsible for manufacturing 100% of PulpFixin's products. The agreement was competitively bid against other contract manufacturers, and the Company obtained and reviewed comparative quotes; management has determined that Zenpack's pricing and terms were the most favorable of those received. The agreement, and Mr. Tan's role in negotiating it, were disclosed to and reviewed and approved by PulpFixin's leadership and Board of Managers, and the contract's core terms were reviewed by Company legal counsel. The Company is not contractually exclusive to Zenpack and may source production from alternative manufacturers. Because the Company currently relies on Zenpack for 100% of its production and a shareholder of the Company holds a controlling interest in Zenpack and negotiates on both sides of the relationship, investors should consider this concentration and related-party relationship a risk factor, notwithstanding the competitive bid process and Board oversight described above.

- Name of Entity: Ecolibrium Compostable Products, LLC
  Names of 20% owners: Sonia Kriz (28%), Zenpack, Corp. (20%)
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Unwind of November 2024 Investment
  Material Terms: In November 2024, Ecolibrium Compostable Products, LLC ("ECP") subscribed for 25,000 Class B (now Common Non-Voting) Units of PulpFixin, LLC ("PulpFixin" or the "Company") for $100,000 in total consideration ($60,000 in cash and $40,000 via assignment of intellectual property). ECP held these units as a single entity on PulpFixin's cap table. In August 2026, prior to the Offering, PulpFixin and ECP's members unwound this holding structure. The transaction involved no new capital contribution, additional consideration, or issuance of new units. It reallocated the same 25,000 Class B (Common Non-Voting) Units already held by ECP directly to ECP's eight individual members, in proportion to each member's existing membership interest in ECP, and converted those units to non-voting common in connection with the Company's contemplated recapitalization. Total PulpFixin units outstanding were unaffected by this transaction (1,085,612.1 units before and after). Two of ECP's members are also officers of PulpFixin: Kevin "Kip" Matthews (Vice President), who held an 8% membership interest in ECP and received 2,000 non-voting PulpFixin Class B Units; and Chad Jenkins (Chief Executive Officer), who held an 8% membership interest in ECP and received 2,000 non-voting PulpFixin Class B Units. These allocations increase each officer's total economic ownership in PulpFixin by less than 0.2 percentage points and confer no additional voting power. Additionally, Zenpack, Corp., which is under common ownership and control with Zenpack, LLC — PulpFixin's contract manufacturer, through which Robin Tan (PulpFixin's Director of Sustainable Production) holds his relationship with the Company — held a 20% membership interest in ECP and received 5,000 non-voting PulpFixin Class B Units in the reallocation. The remaining ECP interests were held by Sonia Kriz (28%, receiving 7,000 units), Heidy Lam (15%, receiving 3,750 units), Tracy Nguyen (10%, receiving 2,500 units), and Derrick Joesuf (5%, receiving 1,250 units). Ms. Nguyen separately holds an $80,000 convertible note in PulpFixin; her aggregate position across both instruments is set forth in the Company's beneficial ownership table. As a result of this transaction and her pre-existing direct holding in PulpFixin (through SJK Technical Consulting, LLC), prior to the Offering, Ms. Kriz's aggregate beneficial ownership in PulpFixin, through her Affiliate company (SJK Technical Consulting, LLC) and herself individually, is approximately 14.1%, making her the Company's largest individual unit holder. Ms. Kriz does not hold, and this transaction does not confer, any board seat, officer position, or governance or voting control rights in PulpFixin beyond her proportionate unit ownership. This transaction was approved by PulpFixin's board of managers. Messrs. Matthews, Jenkins, and Tan (through Zenpack, Corp.) and Ms. Kriz, as interested parties on both sides of the transaction, did not recuse themselves from the board's approval. The $4.00 per-unit valuation underlying ECP's November 2024 subscription — the basis on which the 25,000 units being reallocated were originally valued — was not established by an independent third-party valuation.

Valuation

Valuation Cap: $12,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%
- Sustainable Lab Products Solutions
  91.5%
  Proceeds will fund production inventory to meet demand from existing accounts and new customers and expand the AutoRack and TipRack product lines into adjacent formats — building on the SLAS 2025 New Product Award and the newly kitted AutoRack + 2D tube offerings from new partnerships. In addition, we will continue our R&D efforts to develop and launch a waterproof sustainable paper/pulp sealant to further expand the product portfolio.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%
- The Team
  63.5%
  The success of PulpFixin relies on the people behind the mission. The level of talent required to move an industry from dependency on plastics to identifying, developing and delivering sustainable alternatives requires a top-notch talent team to meet these goals. Acquiring and maintaining the talent of the PulpFixin team is of the utmost importance to the organization. Also, we believe that organizations should adequately compensate for the level of dedication that is required and ensure that we retain top talent. The team is engaged for commercial growth and customer acquisition activities.
- Sustainable Labware for Automated Laboratories and Life Sciences
  11.8%
  Through its FeatureFilm™ product line of Tube Racks, Boxes, Pipet Tip Racks and innovative sample storage systems, Pulp Fixin provides high-performance, compostable and recyclable labware as a direct replacement for traditional plastic materials. Proceeds will fund production inventory to meet demand from existing accounts and new customers and expand the AutoRack and TipRack product lines into adjacent formats — building on the SLAS 2025 New Product Award and the newly kitted AutoRack + 2D tube offerings from new partnerships.
- Automated Production Equipment & Operations
  9.7%
  Capital investment in automated production equipment will increase throughput and reduce per-unit labor cost as order volume scales. This supports margin improvement as PulpFixin moves from early customer wins toward full-scale fulfillment of biobank, pharma, and CRO-level order volumes.
- Research & Development & Testing
  2.1%
  R&D funding will advance the next generation of plastic-free lab consumables already identified in PulpFixin's technology roadmap, including waterproof (non-plastic-coated) paper, compostable paper bottles, and integration of 2D barcode technologies into automation-ready formats. This keeps PulpFixin ahead of a market where regulatory pressure (e.g., CA SB 54, Oregon SB 582, Colorado HB 22-1355) is accelerating demand for compostable alternatives to EPS and rigid plastics. Proceeds can also fund third-party certification of PulpFixin's finished product lines under BPI's Commercial Compostability Certification, the My Green Lab ACT Ecolabel, and TÜV Austria's OK compost mark (EN 13432) — the three most widely recognized compostability and lab-sustainability credentials in North America and Europe respectively. The ACT Ecolabel is already referenced in procurement specifications across major pharmaceutical and biotech companies and is used by over 40 of the top 50 global life science organizations, meaning certification directly removes a documentation barrier with PulpFixin's existing customer base of large pharmaceutical companies. Formal certification also closes the gap between PulpFixin's marketing claims and independently

verifiable proof, reducing greenwashing risk as state-level compostability regulations tighten enforcement.

- Marketing and Education
  4.4%
  Funds will expand market education efforts building on PulpFixin's existing SLAS Sustainability in Science Topical Interest Group sponsorship and New Matter podcast presence, which reach lab managers and scientists directly with practical, adoption-focused content. This channel is specifically designed to convert sustainability intent into purchasing decisions by addressing real operational questions (automation compatibility, cold-chain performance, cost parity) rather than general brand awareness.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.pulpfixin.us/ (investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pulpfixin

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Pulp Fixin LLC

[See attached]

PULP FIXIN LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2025 AND
INCEPTION JULY 29, 2024 THROUGH DECEMBER 31, 2024

GOLDSHOT, LAMB & HOBBS, INC.
CERTIFIED PUBLIC ACCOUNTANTS
3066 KETTERING BLVD
DAYTON, OHIO 45439

TABLE OF CONTENTS

Goldshot, Lamb & Hobbs, Inc.

Certified Public Accountants

Business Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pulp Fixin LLC
Carlisle, Ohio

We have reviewed the accompanying financial statements of Pulp Fixin LLC (an Ohio LLC), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations and members' equity (deficit), and cash flows for the year then ended December 31, 2025 and inception July 29, 2024 through December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Pulp Fixin LLC and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Goldshot, Lamb & Hobbs, Inc.

August 12, 2026

3066 Kettering Blvd. | Dayton, Ohio 45439 | V 937.297.3400 F 937.297.3406 W glhcpas.com

PULP FIXIN LLC

BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

ASSETS

	2025	2024
CURRENT ASSETS		
Cash	$ 77,189	$ 405,782
Accounts Receivable (No Allowance)	43,666	-
Inventory	44,550	-
Prepaid Expenses	4,975	60,000
Total Current Assets	170,380	465,782
TOTAL ASSETS	$ 170,380	$ 465,782

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

	2025	2024
CURRENT LIABILITIES		
Accounts Payable:		
Trade	$ 6,530	$ 26,357
Related Parties	172,740	-
Credit Card Payable	5,834	-
Total Current Liabilities	185,104	26,357
TOTAL LIABILITIES	185,104	26,357
MEMBERS' EQUITY (DEFICIT)	(14,724)	439,425
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 170,380	$ 465,782

See accompanying notes and independent accountant's review report.

PULP FIXIN LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2025 AND INCEPTION
JULY 29, 2024 THROUGH DECEMBER 31, 2024

	2025	2024
REVENUES	$ 103,750	$ -
COST OF SALES	50,173	-
GROSS PROFIT	53,577	-
OPERATING EXPENSES		
Advertising and Marketing	98,987	10,471
Consulting	715,804	85,830
Professional Fees	34,554	26,357
Subscriptions	893	53
IT Services	3,150	-
Research and Development	44,522	-
Conferences	11,385	-
Supplies	25,081	-
Postage/Shipping	65,506	-
Meals	1,245	-
Travel	15,844	-
Bank Fees	1,145	45
Misc Expenses	159	-
Total Operating Expenses	1,018,275	122,756
LOSS FROM OPERATIONS	(964,698)	(122,756)
OTHER INCOME		
Interest Income	10,549	2,181
LOSS BEFORE INCOME TAXES	(954,149)	(120,575)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	(954,149)	(120,575)
MEMBERS' EQUITY - BEGINNING	439,425	-
CAPITAL CONTRIBUTIONS	500,000	560,000
MEMBERS' EQUITY (DEFICIT) - ENDING	$ (14,724)	$ 439,425

See accompanying notes and independent accountant's review report.

PULP FIXIN LLC

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025 AND INCEPTION JULY 29, 2024 THROUGH DECEMBER 31, 2024

	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (954,149)	$ (120,575)
Adjustments to Reconcile Net Loss to Net Cash Provided (Used) by Operating Activities:		
Changes in Operating Assets and Liabilities:		
Accounts Receivable	(43,666)	-
Inventory	(44,550)	-
Prepaid Expenses	55,025	(60,000)
Accounts Payable	152,913	26,357
Credit Card Payable	5,834	-
Net Cash Used by Operating Activities	(828,593)	(154,218)
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contributions	500,000	560,000
Net Cash Provided by Financing Activities	500,000	560,000
CHANGE IN NET CASH	(328,593)	405,782
CASH AT BEGINNING OF YEAR	405,782	-
CASH AT END OF YEAR	$ 77,189	$ 405,782
SUPPLEMENTAL DISCLOSURES		
Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

See accompanying notes and independent accountant's review report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Pulp Fixin LLC (the "Company") was formed on July 29, 2024 in the State of Ohio. The Company is a start-up business engaged in the sale of laboratory packaging and related products to customers worldwide. The Company has not yet commenced planned principal operations and, accordingly, has not generated significant revenues from its planned principal operations. The Company is currently engaged primarily in organizational, product-sourcing, vendor-development, marketing, raising capital and other start-up activities directly toward the sale of laboratory packaging and related products.

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in demand deposits and money markets at a high quality financial institution.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Substantially all of the Company's revenue is derived from the sale of laboratory packaging and related products (collectively, "Products") to customers Worldwide. The Company's contracts with customers typically include a single performance obligation to transfer Products to the customer.

Revenue from Product sales is recognized at a point in time when control of the Products is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those Products. Control is transferred based on the shipping terms in the arrangement (typically FOB shipping point).

The Company reports revenue net of sales taxes and other similar taxes assessed by government authorities that are imposed on and concurrent with revenue-producing transactions and collected from customers (e.g. sales and use taxes).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Trade Accounts Receivable

Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Inventory

Inventories consist of various raw materials used during construction and are valued at the lower of cost or net realizable value. The first-in, first-out method is used to determine the costs of inventories.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company is generally not subject to federal income taxes at the entity level and no provision, liability or deferred tax benefit has been recorded in the accompanying financial statements. The Company's earnings and losses are included in the income tax returns of its members in accordance with their respective ownership interest and capital account allocations.

The Company may be subject to certain state or local income and/or franchise taxes that are imposed at the entity level. Due to losses, no provision has been recorded for these taxes.

Advertising Costs

Advertising costs are accounted for in accordance with ASC 720-35, *Other Expenses Advertising Costs*. Advertising costs are expensed as incurred. Advertising expense was $98,987 and $10,471 for the year ended December 31, 2025 and period of inception July 29,2024 through December 31, 2024, respectively.

Research and Development Costs

Research and Development ("R&D") costs are accounted for in accordance with ASC 730*, Research and Development*. R&D costs are expensed as incurred and are included in operating expenses. R&D expense was $44,522 and $0 for the year ended December 31, 2025 and period of inception July 29,2024 through December 31, 2024, respectively

2. RELATED PARTY TRANSACTIONS:

Several members of the Company provided consulting and advertising/marketing services to the Company. Fees for consulting services totaled $692,754 and $83,830 for the year ended December 31, 2025 and inception July 29, 2024 to December 31, 2024, respectively. Fees for advertising and marketing services totaled $87,080 and $10,471 for the year ended December 31, 2025 and inception July 29, 2024 to December 31, 2024, respectively. Amounts payable for these services totaled $40,921 and $0 at December 31, 2025 and 2024, respectively.

One member of the Company is also a member of another entity (the "Manufacturing Entity"). During the year ended December 31, 2025, the Manufacturing Entity manufactured products for the Company in the ordinary course of business. Purchases and expense reimbursements from the Manufacturing Entity totaled $208,922 for the year ended December 31, 2025. Amounts payable to the Manufacturing Entity totaled $131,819 as of December 31, 2025.

3. MEMBERS' EQUITY – VOTING AND NON-VOTING UNITS:

The Company is a limited liability company organized under the laws of Ohio pursuant to an operating agreement dated September 1, 2024, as amended from time to time. The Company's membership interests are divided into Class A, Class B, and Class C units.

As of December 31, 2025, the Company was authorized to issue the following membership units (which all were issued and outstanding at December 31, 2025):

Membership Class	Voting Rights	Authorized Units
Class A units	Voting	518,375
Class B units	Non-voting	231,625
Class C units	Voting	250,000
Total Authorized Units		1,000,000

Profits and losses of the Company are allocated to members in accordance with the provisions of the operating agreement. Members are not required to make additional capital contributions to the Company.

Members have no personal liability for the debts, or liabilities of the Company solely by reason of being members, except as otherwise provided by applicable law or the operating agreement.

The operating agreement provides for tax distributions to members based on the maximum tax rate, as defined in the operating agreement. Tax distributions are made in accordance with the terms, priorities, and limitations set forth in the operating agreement. Additional distributions are at the discretion of the board of managers and shall be made to the members in proportion to units held by each member.

Transfer of membership interests are restricted. A member may not transfer membership interests except in accordance with the operating agreement, including obtaining approval from the board of managers.

3. MEMBERS' EQUITY – VOTING AND NON-VOTING UNITS (continued):

The sale of the Company requires majority vote by voting members.

The dissolution of the Company requires either approval by board of managers; a voting member supermajority; or a decree of judicial dissolution under Section 1706.47 of the Ohio Act.

4. CONCENTRATIONS:

For the year ended December 31, 2025, three customers accounted for approximately 76% of the Company's revenues. At December 31, 2025, amounts due from these three customers represented approximately 75% of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

5. SUBSEQUENT EVENTS:

The Company evaluated subsequent events through August 12, 2026, the date the financial statements were available to be issued.

After year-end, the Company converted from an LLC taxed as a Partnership to an LLC taxed as a C corporation effective August 15, 2026.

After year-end, the Company issued convertible debt totaling $520,000 on February 1, 2026 and $280,000 on July 1, 2026, bearing interest at 8%, no payments for eighteen months, then amortized over sixty months. It is estimated it would be convertible into approximately 85,000 membership units representing approximately 8% ownership of the Company.

After year-end, the Company engaged StartEngine to assist with a Crowdfunding offering.

These events were not reflected in the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN PULPFIXIN · CLEAN TECHNOLOGY

The Future of Science Deserves Better Materials

PulpFixin is helping laboratories replace unnecessary single-use plastics with high-performance, sustainable alternatives designed for modern scientific workflows. Our products have earned international recognition, secured strategic partnerships, and are being adopted by leading life science organizations around the world. As sustainability...

Show more

GET EQUITY

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PulpFixin
Sustainable materials for modern laboratories.

GET EQUITY

MIN INVEST	VALUATION
$500	$12M

REASONS TO INVEST

01 Commercial Validation

Award-winning products, global partnerships, commercial customers, and expanding distribution we believe serve to demonstrate growing market acceptance.

02 A Changing Market

Sustainability is becoming a procurement requirement, creating demand for laboratory materials that deliver both performance and environmental impact.

03 Built to Scale

An experienced leadership team, strategic manufacturing capabilities, and global commercial partnerships position PulpFixin for long-term growth.

TEAM



Chad Alan Jenkins
CHIEF EXECUTIVE OFFICER AND BOARD MEMBER

Thirty years commercializing scientific innovation across life sciences, diagnostics and laboratory automation.



Kevin Patrick Matthews
PRESIDENT AND BOARD MEMBER

Manufacturing and commercialization leader with decades of experience delivering complex health science and laboratory solutions from concept through production.



Sonia Kriz
CO-FOUNDER AND BOARD MEMBER

Bioautomation pioneer with three decades of engineering leadership developing automation systems, fluidics and laboratory technologies used throughout the life sciences industry.



Robin Tan
VP OF PRODUCTION & MANUFACTURING AND BOARD MEMBER

Packaging engineering and manufacturing expert responsible for transforming innovative designs into scalable, world-class production systems.



Brian Wilson
HEAD OF MARKETING

Brand strategist and fractional CMO helping companies accelerate commercialization, build demand and create category leadership.



Stephen Roe
BOARD MEMBER

A former Fortune 200 P&L leader, guiding growth-stage companies like PulpFixin, bringing the operational rigor needed to scale sustainable manufacturing profitably. With a proven background supporting sourcing, developing, and holding assets for long-term value.



William Hope
FRACTIONAL CFO (THROUGH FOCUSCFO)

Financial strategy, modeling, forecasting, and analysis. Bill is performing the role of a financial officer while the Company reviews its needs for a full-time CFO.



Reasons to Invest
Commercial Validation
Award-winning products, global partnerships, commercial customers, and expanding distribution demonstrate growing market acceptance.
Changing Market
Sustainability is becoming a procurement requirement, creating demand for laboratory materials that deliver both performance and environmental impact.
Built to Scale
An experienced leadership team, strategic manufacturing capabilities, and global commercial partnerships support PulpFixin's commercialization efforts.

Statements regarding PulpFixin's plans, prospects, and future growth are forward-looking, reflect management's current expectations, and are not guarantees of future performance or results.

Science Changed. Its Materials Didn't.

Walk into almost any modern laboratory and you'll see extraordinary innovation.

Artificial intelligence.

Laboratory automation.

Digital traceability.

Precision medicine.

Gene editing.

Yet many of the products moving through these highly advanced laboratories are still made from materials chosen decades ago.

Plastic solved yesterday’s problems.

We’re designing materials for tomorrow’s laboratories.

Billions of plastic laboratory products are used every year.

Most perform one task...then become waste.

At PulpFixin, we believe the next generation of scientific discovery deserves the next generation of materials. We’re helping laboratories replace outdated materials with solutions designed for the next generation of science.

Why We Started PulpFixin

For more than three decades, our leadership team has worked alongside scientists, researchers, pharmaceutical companies, and laboratory automation providers.

We've watched remarkable advances reshape medicine.

But we've also watched millions of plastic laboratory products perform one simple task... and immediately become waste.


“We didn’t start PulpFixin to make paper products. We started it because we believed science demanded better materials.”
—Chad Jenkins, CEO PulpFixin

For years, sustainability was treated as an afterthought.

So, we asked a question no one else seemed to be asking.

What if sustainability became the foundation instead?

Not by asking scientists to compromise.

By giving them products that perform exactly as they expect... while reducing unnecessary plastic waste.

That question became PulpFixin.

Why Plastic Hasn't Changed

Plastic became the material of choice in modern laboratories for one simple reason.

It worked.

It could withstand demanding environments. It performed consistently. It integrated into laboratory automation. Scientists trusted it.

For decades... there simply wasn't a practical alternative.

Until now.

Yesterday	Today	Tomorrow
Plastic solved the problem	**Laboratories need more**	**Better materials win**
• Durable • Consistent • Automation-Ready • Reliable	• Performance • Sustainability • Procurement compliance • Operational efficiency	• Same performance • Lower waste • Automation compatible • Built for next generation science

The question is no longer whether laboratories should become more sustainable.

The question is whether today's materials are ready for tomorrow's laboratories.

Why the Timing is Right

Sustainability Is Becoming Infrastructure

Laboratory sustainability is changing.

Organizations are no longer looking for symbolic environmental initiatives.

They're looking for practical solutions that improve operations, support procurement objectives, reduce waste, and integrate seamlessly into existing workflows.

The conversation has shifted.

Sustainability is no longer the feature.

It's becoming the standard.

Sustainability is Becoming a Business Requirement

The market is changing.

Pharmaceutical companies, biotechnology organizations and research institutions are no longer treating sustainability as a future initiative. It's becoming part of procurement decisions, supplier evaluations and long-term business strategy.

This shift isn't being driven by a single regulation. It's being accelerated

by changing customer expectations, extended producer responsibility (EPR) programs, stricter environmental marketing standards and the rising cost of conventional plastic packaging.

As a result, organizations are looking for laboratory products that deliver proven performance while helping reduce plastic waste and support corporate sustainability goals.

Examples of this market shift include:

- **Producer responsibility is turning packaging design into a recurring cost** *The PPWR increases the financial consequences of packaging design decisions by requiring producers to fund end-of-life management and progressively linking EPR contributions to recyclability and other environmental characteristics (EU PPWR)*
- **Greater scrutiny of environmental claims** is increasing the value of independently certified materials. PulpFixin does not currently hold third-party compostability or recyclability certifications and intends to use a portion of offering proceeds to pursue them. (EU Green Claims Directive & U.S. FTC Green Guides, California's SB 343, and more)
- **Expanded producer responsibility programs** in California, Colorado, Maryland, Minnesota, Oregon and Washington are encouraging organizations to evaluate lower-impact packaging solutions. *(U.S. State EPR Programs)*
- **Even where regulations don't apply,** organizations are making purchasing decisions based on total cost of ownership, ESG commitments and corporate sustainability objectives—not regulation alone.

Why Demand is Accelerating

Procurement/ESG mandates—not regulation—are the primary near-term driver with medical/lab packaging carved out of EU certain PPWR requirements and most single-use plastic bans, customer-driven sustainability requirements (like those from Pfizer, Illumina, and Labcorp) are pulling demand for PulpFixin ahead of any legal mandate.

Supply Chains Requiring Plastics are at Risk

Oil-driven petrochemical volatility—Middle East conflict spikes have driven plastic resin prices up since February 2026, exposing competitors to cost and supply risk that PulpFixin's pulp-based materials largely avoid.

Performance Always Comes First

Scientists don't adopt products because they're sustainable.

They adopt products because they work.

Our products have been engineered to meet the performance expectations of modern laboratories, including:

- Laboratory automation: AutoRack® and Pipet Tip Rack™ for Agilent Bravo and more
- Cryogenic storage: Cryogenic Boxes
- Sample management: 2D AutoBox™
- Traceability: AutoSleeve™

- Liquid Handling: Pipet TipRack™ for Rainin LTS and more
- Designed for the workflows scientists already trust

Because sustainability only matters... if performance comes first.



Independent Validation
PulpFixin is no longer proving an idea.
We're scaling a business.
Leading pharmaceutical and biotech customers include:
Collaborations with:
Distribution partnerships serving customers:
Canada
EMEA
APAC
North America
Official Sustainability Sponsor of SLAS Europe.
Chair of the SLAS Sustainability Topical Interest Group.
New Product of the Year award.
The global lab consumables market is estimated to reach
$19.4 billion in 2026 according to Grand View Research.
The global lab plastic consumables market value in 2025
$6.5 billion in 2025 according to The Insight Partners.
The market is responding. We're just getting started.

Independent Validation is Already Here

PulpFixin has moved from development into early commercialization, with initial product launches, first commercial revenue, and a growing set of customer evaluations.

Recent milestones include:

- Leading pharmaceutical and biotech customers including Pfizer, Moderna, Illumina, Trailhead Bio, Kaiser Permanente, and Vertex. *Many customer relationships are evaluations that may not result in orders.*
- Collaborations with Azenta Life Sciences, LVL, Micronic and others.
- Distribution partnerships to service customers locally in US, Canada, EMEA and APAC
- Official Sustainability Sponsor of SLAS Europe
- Chair of the SLAS Sustainability Topical Interest Group
- New Product of the Year Award - Society of Laboratory Automation & Screening
- Growing commercial adoption across biotech, pharmaceutical and research organizations and universities

The global lab plastic consumables market was $6.5 billion in 2025. The market is responding. We're just getting started.

market is responding. We're just getting started.

Why Now

Twenty years ago, laboratory automation transformed how science was performed.

We believe the next transformation won't be how laboratories work.

It will be what they're made from.

We're building for that future today.

Five market forces are converging.

✓ Laboratories consume billions of disposable plastic products every year

✓ Few alternatives meet the performance requirements of modern laboratories

✓ Pharmaceutical companies are facing increasing regulatory, customer and sustainability expectations

✓ Materials innovation is accelerating

✓ Scientists want sustainable solutions that don't disrupt workflow

PulpFixin sits at the intersection of all five.

Built for Scientists

Every product begins with the same question. Will it perform inside a real laboratory?

If the answer is no... we don't launch it.

Every design decision starts with the scientist.

- Automation compatibility.
- Storage performance.
- Handling.
- Durability.
- Repeatability.

Because that's what adoption requires.

Designed to Scale

Innovation only matters if it can be manufactured consistently and delivered globally.

PulpFixin is building the commercial infrastructure needed to support laboratories worldwide through strategic manufacturing, distribution partnerships, and automation-ready products designed for scale.

Our partnerships allow us to scale globally without having to build every

commercial channel ourselves.


The Market is Beginning to Respond
Rather than simply talking about the future...
we've been building it.
Today Scaling manufacturing and commercial growth
2026 Official Sustainability Sponsor of SLAS Europe
2026 Distribution agreements expand globally
2026 iF Design Award: Packaging / Medicine / Health
2025 Strategic partnerships established
2025 SLAS New Product of the Year
2024 Commercial product launches begin

By the Numbers

30+ Years of Combined Leadership Experience in Life Sciences

27+ Commercial Products

95+ Products in Development

3 Continents

Global Distribution Partnerships

Multiple International Innovation Awards

Growing Commercial Customer Base

Trusted by Industry Leaders

Progress isn't measured by announcements.

It's measured by trust.

PulpFixin products are being evaluated, adopted and distributed by organizations helping shape the future of life sciences.

Every partnership shortens the path from innovation to industry adoption.

Strategic Collaborations

- Azenta Life Sciences
- IonField Systems
- LVL Technologies
- Micronic
- And more...

Commercial Customers

- World's largest pharmaceutical companies
- Industry leading diagnostic companies
- Cutting edge biotechnology companies
- And more...

Global Distribution Network

- US
- Canada
- EMEA
- APAC

Industry Recognition

- SLAS (Society for Laboratory Automation and Screening)
- iF Design Awards
- Global Innovation Awards

Every new partnership represents another step toward mainstream adoption.


Why We Believe We Will Win
Industry Experience
30+ years of experience bringing life sciences products to market—from defining product requirements and validation testing to commercialization and sales.
Commercial Validation
Market validation demonstrated through customer adoption, award-winning products, global partnerships and expanding distribution.
Manufacturing Ready
Manufacturing infrastructure, production expertise and scalable partnerships support commercialization and long-term growth.

Why Companies Choose PulpFixin

Organizations aren't changing because sustainability is fashionable.

They're changing because the economics are changing.

- Reducing plastic waste.
- Supporting procurement goals.
- Maintaining automation compatibility.
- Improving operational efficiency.
- Reducing disposal costs.
- Meeting corporate sustainability commitments.

PulpFixin aims to help organizations accomplish all of them without asking scientists to change how they work.

Use of Investment Proceeds

Your investment helps accelerate the next phase of growth.

Primary areas of investment include:

- Automating and Expanding Operations (9.7%)
- The Team – engaged for commercial growth and customer acquisition activities (63.5%)
- Inventory and production scaling (11.8%)
- New product development (2.1%)
- Marketing and Education (4.4%)*

**The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.*

Our goal is simple:

Put better materials into more laboratories around the world.

“The future of healthcare won’t be defined by companies that replace plastic.

It will be defined by companies that stop designing around plastic altogether.”

— Chad Jenkins

Help Redesign the Future of Science

Every generation of scientific progress has been defined by better ideas.

Better technology.

Better tools.

We believe the next generation will also be defined by better materials.

We’ve spent years proving a better way is possible.

Now we're inviting you to help bring it to laboratories around the world.

Invest in PulpFixin.

What Success Looks Like

We believe that five years from now, laboratories won't ask whether a product is sustainable. They'll simply expect it to be.

Our goal isn't to make sustainability a competitive advantage.

Our goal is to make it the new standard.

This reflects management's view of how the market may develop, not a forecast of the Company's results.

ABOUT

HEADQUARTERS
35 Eagle Ct
Carlisle, OH 45005

WEBSITE
pulpfixin.us ↗

PulpFixin is helping laboratories replace unnecessary single-use plastics with high-performance, sustainable alternatives designed for modern scientific workflows. Our products have earned international recognition, secured strategic partnerships, and are being adopted by leading life science organizations around the world. As sustainability becomes a business requirement, PulpFixin is positioned to help redefine the materials supporting the future of science.

TERMS

Overview

Company: PulpFixin

Valuation: $12M

Funding Goal: $20K - $1.24M

Min Investment: $500

Max Investment: $1,235,000

Offering Type: Equity

Shares Offered: Simple Agreement for Future Equity

Maximum Number of Shares Offered subject to adjustment for bonus shares.

SEC Recent Filing

PulpFixin Terms

Overview

PRICE PER SHARE
$0

VALUATION
$12M

DEADLINE[1]
Nov. XX, 2025 at 11:59 PM PDT

FUNDING GOAL[2]
$20,000 – $1.24M

Breakdown

MIN INVESTMENT[3]
$500

OFFERING TYPE
Equity

MAX INVESTMENT[4]
$1,235,000

ASSET TYPE
Simple Agreement for Future Equity

MIN NUMBER OF SHARES OFFERED
0

SHARES OFFERED
Simple Agreement for Future Equity

MAX NUMBER OF SHARES OFFERED

0

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Financials

Risks

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock . Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See Exhibit F for additional details.

Voting Rights: Non-voting, except as required by law

Other Material Rights: Except for voting rights, equal rights to all other common units, including voting and non-voting common units.

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

By Investing into PulpFixin, you are automatically enrolled in 'TheFix' Sustainability Society.

TheFix is a society that is focused on providing smarter tools for scientific and laboratory operations by utilizing sustainable and fossil-fuel-free materials that are recyclable if not compostable. By proving these materials and products are fit for such rigorous and high performing applications, we can increase the impact of these materials by entering in adjacent markets and verticals.

Benefits:

Exclusive Webinars with scientific guest speakers

Sustainability reports

Innovation previews

Networking

Annual virtual event

Annual 'in person' event

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Pulp Fixin LLC will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its

maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I've spent more than thirty years working alongside scientists, researchers, and some of the world's leading life science companies.

I've been fortunate to watch incredible breakthroughs happen.

The Human Genome Project

New medicines.

New therapies.

New diagnostics.

New discoveries that have changed... and even saved millions of lives.

But over those same thirty years...

I kept noticing something else.

Something most people never see.

(on-screen visuals: Plastic consumables. Waste bins. Laboratories.)

Every day, laboratories use thousands of plastic products that perform one important job...

and then they're thrown away.

Multiply that by laboratories around the world...

and you're talking about millions of tons of plastic waste every year.

For decades...

that was simply accepted as the cost of doing science.

I never believed it had to be.

I'm Chad Jenkins, founder and CEO of PulpFixin.

And for the last several years, my team and I have been obsessed with one idea.

What if sustainability wasn't an afterthought...

What if it became the foundation?

What if laboratories never had to choose between performance...

and sustainability?

What if the products scientists depend on every day could perform exactly like plastic...

without becoming plastic waste or microplastics?

Those questions became the reason PulpFixin exists.

(Engineering. Product development. Testing.)

We knew from the very beginning that having a great idea wasn't enough.

Scientists don't compromise.

And honestly...

they shouldn't.

If our products didn't perform exactly like the plastic products they were replacing...

they simply wouldn't be adopted.

So we spent years designing.

Testing.

Learning.

Improving.

And testing again.

Because we've always believed one thing.

Sustainability only matters... if performance comes first.

(A High-Performance Compostable AutoRack for Labs; Engineered with Fiber-Based Materials; Designed to Reduce Unnecessary Plastic; Sealed with FeatureFilm; Adding Strength and Rigidity; Moisture and Containment Barrier)

Today, our products have been tested in cryogenic storage...

laboratory automation...

and real-world scientific workflows.

The best part?

Scientists don't have to change the way they work.

They simply replace one product...

with a better one.

That's how real change happens.

Not by asking people to sacrifice.

But by giving them something better.

Along the way...

we've earned industry awards.

We've built relationships with some of the most respected companies in life sciences.

And we're working with biotech and pharma companies, automation leaders, distributors and researchers who all believe the future of science can also be more sustainable.

But I don't believe this story is really about laboratory racks.

Or packaging.

Or paper.

I believe it's about something much bigger.

Science is helping solve some of humanity's greatest challenges.

Shouldn't the materials that support those discoveries evolve, too?

I don't believe the future of laboratory products will be defined by companies that simply replace plastic.

I believe it'll be defined by companies that stop designing around plastic altogether.

That's exactly what we're building.

And today...

we're ready for the next chapter.

Scaling production.

Expanding U.S. manufacturing.

Growing our partnerships.

And putting better materials into laboratories around the world.

If you decide to invest in PulpFixin...

you're investing in much more than another startup.

You're helping prove that performance and sustainability don't have to compete.

That innovation can move science forward...

while leaving less behind.

We've spent years building the foundation.

Now we're inviting you to help us build what comes next.

I'd love for you to join us.

Thank you.

PulpFixin

The future of science deserves better materials.

Join us

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by The Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be

subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and

have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon

their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Broker Dealer Registered Representatives. Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5. Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, managers and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the units of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Units, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Units equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price. Notwithstanding anything to the contrary in this instrument or any related documents, the minimum gross proceeds threshold used to define an Equity Financing may not, whether at issuance or by any subsequent amendment, be set above $%%MAX_FUNDING_AMOUNT%% (the Company's Maximum Offering Amount under this Regulation Crowdfunding offering).

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its managers in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital units);

(ii) On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Units.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Units and other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Units basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital units**" means the capital units of the Company, including, without limitation, Common Units and Preferred Units.

"**Change of Control**" means (i) a transaction or series of related transactions in which any

"person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Units**" means Common Units of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Units.

"Crowdfunding Units" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Units, Preferred Units, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Units (other than shares of Common Units not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital units of the Company for resale, as approved by the Company's managers. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Units sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Units, the amount of such dividend that is paid per share of Common Units multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital units, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Units or Preferred Units or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Units or Preferred Units, except in each case, (i) any security granted, issued and/or sold by the Company to any managers, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis):

- Includes all shares of Capital units issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Units pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Units basis):

- Includes all shares of Capital units issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Units) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Units at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Operating Agreement**" means The First Amended and Restated Operating Agreement of Pulp Fixin LLC, as it may be amended from time to time.

"**Preferred Units**" means the Preferred Units of the Company.

"**Proceeds**" means cash and other assets (including without limitation units consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital units in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital units that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Proxies*

As a condition to issuance of the Crowdfunding Units (the "Securities") pursuant to this Crowdfunding SAFE, the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, and authorizes them to join Investor as a party that is designated as a "Member" to the Operating Agreement. Any notice required or permitted to be given to Investor under the Operating Agreement shall be given to Investor at the address provided with undersigned's subscription. Investor confirms that they have reviewed the Operating Agreement (attached to the Offering Memorandum in Exhibit F) and agrees to be bound by the terms thereof as a party who is designated as a Member thereunder should they become a Member.

4. Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current operating agreement or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a

party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Units, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital units for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Units and, from time to time, will take all steps necessary to amend its operating agreement to provide sufficient authorized numbers of shares of the Crowdfunding Units issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company covenants that it will not amend its Operating Agreement in any manner that adversely affects the rights, preferences, or priority of the Crowdfunding Units (or the class of Units into which this instrument converts) without (i) the prior written consent of a majority-in-interest of the holders of Crowdfunding SAFEs issued in this offering who have not yet converted, and (ii) if adopted after this offering's Form C is qualified but before all such Safes have converted or terminated, an amendment to the Form C describing the change.

5. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether

to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of StartEngine Primary LLC and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) The Investor acknowledges that: (i) the class of Units into which this instrument converts may be non-voting or otherwise limited, as described in the Company's Operating Agreement and Form C; and (ii) there is no guarantee this instrument will ever convert if the Company dissolves, becomes insolvent, or otherwise lacks sufficient assets, or if no Equity Financing or Liquidity Event ever occurs, and the Investor may lose its entire investment.

6. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Units or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 6(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to

the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and managers of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all unitholders individually owning more than 5% of the outstanding Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 6(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 6(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 6(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 5 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 6(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes, provided that no amendment, waiver or modification under this Section 7(a) may override or waive the Company's covenant in Section 4(f) above.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital units for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company unitholders or rights to vote for the election of managers or on any matter submitted to Company unitholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Units (that is not payable in shares of Common Units) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or manager of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reorganization to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as units, and more particularly as Common Units for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%

The First Amended and Restated Operating Agreement

of

PULP FIXIN LLC

An Ohio Limited Liability Company

FIRST AMENDED AND RESTATED

OPERATING AGREEMENT

of

PULP FIXIN LLC

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") is made and entered into as of the 16th day of August, 2026 (the "**Effective Date**") by and between Pulp Fixin LLC, an Ohio limited liability company (the "**Company**"), the Members executing this Agreement or a Joinder Agreement as of the Effective Date, and each other Person who after the Effective Date becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement and/or Subscription Agreement.

WHEREAS, the Company was formed as a limited liability company in the State of Ohio on July 29, 2024;

WHEREAS, the Members desire to cause the Company to issue a Regulation Crowdfunding offering in accordance with 17 CFR 227 et seq., and the provisions, conditions, terms, and requirements thereof (the "**Offering**"), and further desire to cause the Company to file a C Election with the Internal Revenue Service, electing the Company be treated as a C corporation for tax purposes;

WHEREAS, the Members desire to enter into this Agreement as the new Operating Agreement for the Company prior to the Offering, and amend, restate, and supersede the prior operating agreement of the Company, including all amendments thereto (if any), as a result thereof; and

WHEREAS, the Company and the Members desire to enter into this Agreement and to set forth certain understandings regarding the affairs of the Company and the conduct of its business.

NOW, THEREFORE, the parties hereby declare and agree as follows:

ARTICLE 1

DEFINITIONS

Capitalized terms used and not otherwise defined in this Agreement shall have the meanings ascribed to them in **Exhibit A** attached hereto.

ARTICLE 2

FORMATION OF COMPANY; TERM

2.1 Formation.

(a) The Company was organized as an Ohio limited liability company on July 29, 2024, by an authorized person executing and delivering the Articles of Organization (the "**Articles of Organization**") to the Ohio Secretary of State in accordance with and pursuant to the Act.

(b) This Agreement shall constitute the "Operating Agreement" (as that term is used in the Act) of the Company, and shall amend, replace, and supersede all prior operating agreements of the Company in existence prior to the Effective Date, including that certain Operating Agreement executed on September 1, 2024, including all amendments thereto (if any). The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Ohio Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. If there is any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, this Agreement shall govern.

2.2 Name. The name of the Company is Pulp Fixin LLC. The Board of Managers may change the name of the Company and, in the event of such name change, will notify the Members, in writing, within five (5) days after such change is effective. The Board of Managers may adopt such trade or fictitious names as it deems appropriate.

2.3 Principal Place of Business. The Company may locate its places of business and registered office at any place or places within the fifty states of the United States as the Board of Managers may deem advisable.

2.4 Registered Agent. The registered agent for service of process on the Company in the State of Ohio shall be the registered agent named in the Articles of Organization or such other Person or Persons as the Board of Managers may designate from time to time in the manner provided by the Act and applicable law.

2.5 Term. The Company shall continue perpetually unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the Act.

2.6 Uncertificated Units.

(a) The Units to be issued by the Company to the Members shall be in uncertificated form; provided, however, that the Board of Managers in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) If the Board of Managers elects to issue certificates representing Units in accordance with Section 2.6(a), then, in addition to any other legend required by applicable law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A FIRST AMENDED AND RESTATED OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY

THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH FIRST AMENDED AND RESTATED OPERATING AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

2.7 Election of Tax Status. On or after the Effective Date and prior to the Offering, the Company shall elect to be taxed as a C corporation for federal tax purposes, in accordance with the provisions of Sections 301.7701-1, 301.7701-2, and 301.7701-3 of the Treasury Regulations. The Members shall, and are hereby authorized to, take all action necessary to cause the Company to be classified as a corporation for federal tax purposes, including filing Internal Revenue Service Form 8832 with the United States Internal Revenue Service. Further, the Members hereby agree that no election shall be made for the corporation to be taxed as an S corporation. Each Member covenants and agrees that such Member shall not take any action that will cause or result in the termination of the Company's election to be treated as a C corporation.

ARTICLE 3

BUSINESS OF COMPANY

3.1 Business.

(a) The business of the Company shall be to carry on any lawful business or activity and to have and exercise all of the powers, rights and privileges which a limited liability company organized pursuant to the Act may have and exercise.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Act.

ARTICLE 4

NAMES AND ADDRESSES OF MEMBERS

4.1 Names and Addresses. The Board of Managers shall maintain a schedule of all Members, their respective mailing addresses and the amount, class, and series (if any) of Units held by them (the "**Members Schedule**"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**.

ARTICLE 5

MANAGEMENT OF THE COMPANY

5.1 Management of Company.

(a) The highest governing body of the Company will be the Board of Managers (the "**Board of Managers**," and each member of the Board of Managers, a "**Manager**"). The property, affairs, and business of the Company will be managed by or under the direction of the Board of Managers, which shall be vested exclusively with the power to do all lawful acts necessary, convenient, or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, on behalf of and in the name of the Company, except those which under this Agreement or by law are directed or required to be exercised, approved, or performed by the Members. The Board of Managers will be comprised of such Persons, and operate in accordance with the procedures, as set forth in this Agreement. Except as otherwise expressly provided for herein, the Members hereby consent to the exercise by the Board of Managers of all such powers and rights conferred on it by the Act or otherwise by law with respect to the management and control of the Company.

(b) The Board of Managers shall consist of seven (7) Manager positions. The size and composition of the Board of Managers may be increased or decreased by a Voting Member Majority Vote. Each Manager shall serve for a one (1) year term from the date such Manager is elected, or until such Manager's successor is duly elected in accordance with the terms hereof. The Board of Managers as of the Effective Date shall be: Kevin "Kip" Matthews, Chad Jenkins, Robin Tan, Sonia Kriz, Stephen "Steve" Roe, and two (2) Manager positions to be filled on or after the Effective Date as follows: (i) one (1) Manager may be filled only by a unanimous vote of all Voting Members, and (ii) one (1) Manager position may be filled by a Voting Member Majority Vote. Any subsequent election of Managers shall follow the other provisions of this Agreement.

(c) Except as provided in Section 5.1(b) above (relating to the first election of Managers on or after the Effective Date), for any election of Managers, all open positions will be filled at the same time with the Persons nominated to serve as Managers being placed on a single ballot and the Persons receiving the most votes for the number of open positions, even if not a majority, will be elected to fill the open positions. Each Voting Member shall have one (1) vote for each Voting Unit held by such Voting Member for the election, removal, or replacement of the Managers.

5.2 Management Power of the Board of Managers. The Board of Managers shall act collectively, and no individual Manager shall have the right to bind or otherwise take action on behalf of the Company. A Majority of the Board of Managers, as defined below, must approve any action in order for such action to be considered the act of the Board of Managers. Except as otherwise restricted by this Agreement or the Act, the Board of Managers shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company, including the power and authority to:

(a) Purchase, acquire, invest in, hold, pledge, manage, sell, transfer, operate, liquidate, merge, combine, or otherwise deal in, any investment, subsidiary, or affiliate or contract to do any of the foregoing;

(b) Borrow money or otherwise incur indebtedness for any Company purpose, enter into credit facilities, issue evidences of indebtedness and guarantees, and secure any such evidences of indebtedness and guarantees by pledges or other liens on assets of the Company;

(c) Open an account with any financial institution, maintain and close bank accounts, and draw checks or other orders for the payment of moneys;

(d) Delegate any of the power or authority of the Board of Managers to an officer of the Company;

(e) Hire and dismiss consultants, advisors, custodians, attorneys, accountants, placement agents, and such other agents and employees of the Company, and authorize each such Person to act for and on behalf of the Company;

(f) Bring, sue, prosecute, defend, settle, or compromise actions and proceedings at law or in equity or before any court or other governmental authority, arbitrator, or mediator;

(g) Open new offices and enter into or close lines of business and rent or acquire office space and engage personnel;

(h) Authorize, issue, or redeem Units, rights to acquire Units, or other securities of the Company, including the price and other terms related to such authorization, redemption, or issuance, subject to the restrictions set forth in this Agreement or applicable law;

(i) Execute, deliver, and perform all agreements in connection with the sale of Units, including redemption agreements, subscription agreements, Joinder Agreements, and any side letters with one or more Members;

(j) Enter into, execute, supplement, acknowledge, deliver, perform, and carry out contracts, guaranties, indemnities, or other agreements or instruments of any kind necessary, advisable or incidental to the accomplishment of the purposes of the Company;

(k) Enter into, execute, supplement, acknowledge, deliver, perform, and carry out contracts, guaranties, indemnities, or other agreements or instruments of any kind with any Member or Affiliate of a Member, or otherwise enter into a relationship with a Member or an Affiliate of a Member, necessary, advisable or incidental to the accomplishment of the purposes of the Company;

(l) Establish or modify any compensation or benefit plan for the Company's Managers, Officers, or c-suite level employees or their equivalent; and

(m) Carry on any other activities necessary to, in connection with, or incidental to, any of the foregoing or the Company's investment and other activities.

All actions to be taken by the Company and not otherwise (i) directed or required by this Agreement or the Act to be exercised, approved, or performed by the Members; or (ii) delegated by the Board of Managers to one or more individuals; shall be approved by a Majority of the Board of Managers. A "**Majority of the Board of Managers**" shall mean the affirmative vote of a

majority of the Managers or the affirmative written consent by one or more written documents describing the action taken, signed by a majority of the Managers entitled to vote on such matter. Action taken by written consent is effective on the date the Managers required to approve such Action have signed the consent unless the consent specifies a different effective date. Each action signed by written consent shall be delivered to each of the Managers who did not sign such written consent within five (5) business days after the effective date of such Action. Each Manager shall have one (1) vote on any matter before the Board of Managers.

5.3 Duties and Obligations of the Managers. The Board of Managers shall take all actions that may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Ohio and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged.

5.4 Reimbursement and Compensation of the Managers. The Managers shall be entitled to be reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with the management of the Company and its business. The Managers shall not receive any additional compensation from the Company due to their role as Managers unless approved by a Voting Member Majority Vote.

5.5 Rights and Obligations of Members. The actions of the Board of Managers taken in accordance with the provisions of this Agreement shall bind the Company. Unless specifically authorized by the Board of Managers pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Board of Managers, no Member in his, her or its capacity as a Member shall take part in the management or control of the Company's business, but may exercise the rights and powers of a Member under this Agreement and applicable law. A Member shall have no power to represent, act for, sign for or bind the Company. The Members hereby consent and agree to the exercise by the Managers of the powers conferred on them by applicable law and this Agreement.

ARTICLE 6

OFFICERS

6.1 Officers. The Board of Managers may select natural persons (who may be employees or agents of the Company) and designate them as officers of the Company (the "**Officers**") and assign titles (including Chief Executive Officer, Chief Financial Officer, and Vice President) to any such person. Any number of offices may be held by the same person. An Officer may but need not be a Member or Manager of the Company. Notwithstanding the foregoing sentence, the Chief Executive Officer shall be one of the Managers and shall convene all meetings of the Board of Managers. Unless the Board of Managers decides otherwise, if the title is one commonly used for officers of a business corporation formed under Ohio law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation may be revoked at any time by the Board of Managers. Notwithstanding any delegation of authority to an Officer pursuant to this Section 6.1, any agreement or commitment that would cause the Company to incur an expense or other obligation, whether in a single transaction or a series of related transactions, in an individual or

aggregate amount, in excess of fifty thousand dollars ($50,000) must be approved by at least two (2) Managers (not including such Officer if such Officer is a Manager). An Officer may be removed with or without cause by the Board of Managers. Any Officer may resign at any time upon written notice to the Board of Managers. The salaries and other compensation of the Officers and other employees of the Company shall be fixed from time to time by the Board of Managers. The Officers of the Company as of the Effective Date shall be:

Chad Jenkins - Chief Executive Officer

Kevin Matthews - Vice President

ARTICLE 7

RIGHTS AND OBLIGATIONS OF MEMBERS

7.1 Limitation of Liability. A Member shall not be personally liable to creditors of the Company for any debts, obligations, liabilities, or losses of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member, except as otherwise required by law.

7.2 Unit Powers. The Common Voting Units and Common Non-Voting Units shall all have the same rights and powers to receive additional Units, rights to distributions and dividends, and rights upon sale of the Company. The Common Voting Units shall have the right to vote on all matters permitted in this **ARTICLE 7**. The Common Non-Voting Units shall have no right to vote on any Company matters except as expressly provided herein or as may be required by applicable law.

7.3 Voting. Voting Members shall have all voting rights of Members of the Company in respect of their Common Voting Units. Non-Voting Members shall have no voting rights except for those voting rights established by the Act that cannot be eliminated through an operating agreement, if any, in which case the Non-Voting Members would vote on such matters collectively with the Voting Members and not individually as a class. Notwithstanding the foregoing, since the Board of Managers has full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company, no Member shall have any voting rights except for such rights set forth in this Agreement or voting rights established by the Act that cannot be eliminated through an operating agreement, if any. Unless otherwise required by this Agreement or the Act, all matters brought to the Members for the vote or consent of the Members shall be voted on or consented to collectively by all Voting Members and each Voting Member will have one (1) vote for each Common Voting Unit held by such Voting Member. If and to the extent Non-Voting Members have voting rights because the Act established such voting rights and such voting rights cannot be eliminated through an operating agreement, each Non-Voting Member will have one (1) vote for each Common Non-Voting Unit held by such Non-Voting Member for such voting rights which cannot be eliminated through an operating agreement and shall vote collectively with the Voting Members and not individually as a class.

7.4 List of Members. Upon the written request of any Member, the Board of Managers shall provide such Member a copy of the Members Schedule.

7.5 Company Books. The Board of Managers shall maintain and preserve, during the term of the Company, the accounts, books, and other relevant Company documents. Upon at least ten (10) business days' prior written request stating what Company documents the Member wants to review and the purpose for reviewing such documents, each Member and its duly authorized representative shall have the right, at a time reasonably determined by the Board of Managers, to inspect and copy such Company documents (at the requesting Member's expense) if the Board of Managers, in its discretion, deems such inspection and copying appropriate for any purpose reasonably related to the requesting Member's Units. Any such inspection shall be subject to Section 1706.33 of the Act and **Article 16**.

7.6 Priority and Return of Capital. Except as may be expressly provided in this Agreement, no Member shall have priority over any other Member as to the return of any Capital Contribution (or portion thereof) or distributions; provided, that this Section 7.6 shall not apply to the repayment by the Company of loans (as distinguished from Capital Contributions) which a Member has made to the Company.

7.7 No Withdrawal of Voting Members. So long as a Voting Member continues to hold any Common Voting Units, such Voting Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Voting Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

7.8 No Right of Partition. No Unitholder or Member shall have, and each Member irrevocably waives, the right to seek or obtain partition by court decree or operation of law of any property of the Company or the right to own or use particular or individual assets of the Company or, except as expressly contemplated herein, be entitled to distributions of specific assets of the Company.

7.9 Default on Commitment or Other Payment.

(a) If any Member (a "**Defaulting Member**") fails to provide any portion of its Commitment, including any Commitment evidenced in a Subscription Agreement, or any other payment required hereunder when due, unless such Defaulting Member is prohibited by law from fulfilling its Commitment and the Board of Managers has received an opinion of the Defaulting Member's counsel to such effect, the Board of Managers may in its sole discretion, without limitation to any other rights or remedies the Board of Managers may have, undertake one or more of the following:

(i) In any such event, the Company may pursue and enforce all rights and remedies the Company may have against such Defaulting Member with respect thereto, including a lawsuit to collect the overdue amount with interest calculated thereon at a rate equal to the generally recognized prime rate of interest in Dayton, Ohio, plus six percent (6%) per year (but not in excess of the highest rate per year permitted by law);

(ii) In the event of a default related to a Commitment, if the amount provided by the Defaulting Member in relation to the Commitment is less than the entire Commitment, the Board of Managers may reduce, effective on the date of the default, any portion of such Defaulting Member's Commitment which has not been assumed by another Member to the amounts actually made by such Defaulting Member, issue the amount of purchased Units as a result of such reduced Commitment, and the aggregate Commitments of the Company shall be commensurately reduced; provided, that the non-defaulting Members may elect to purchase any portion of the amount greater than the amounts actually paid by the Defaulting Member, up to and including the entire amount of the unpaid Commitment; or

(iii) In the event of a default not related to a Commitment, the Board of Managers may offer for acquisition to the Members, other than the Defaulting Member, all or any portion of the Defaulting Member's Units at a discounted value of fifty percent (50%) in return for a non-interest bearing, non-recourse ten (10) year promissory note, secured only by the Defaulting Member's Units being purchased, payable to the Defaulting Member in an amount equal to the value of the Defaulting Member's Units being purchased. To the extent that any non-defaulting Member acquires the Units of a Defaulting Member, such Member shall be deemed to be a Member with respect to such Units for all purposes of this Agreement and shall assume the portion of the Defaulting Member's obligation to make both the defaulted and future Capital Contributions pursuant to its Commitment which are commensurate with the portion of the Defaulting Member's Units being purchased.

(b) No consent of any Member shall be required as a condition precedent to any transfer, assignment, or other disposition of a Defaulting Member's interest pursuant to this Section 7.9.

(c) "**Commitment**" with respect to a Member means the aggregate amount of cash agreed to be contributed as capital to the Company in respect of Units by such Member, including as set forth on books and records of the Company, the Members Schedule, or on or within a Subscription Agreement.

ARTICLE 8

MEETINGS

8.1 Meetings. Meetings of the Voting Members, for any purpose or purposes, may be called by any Voting Member or by the Board of Managers. Meetings of the Managers, for any purpose or purposes, may be called by any Manager. Non-Voting Members shall not be entitled to attend any meetings of the Voting Members or the Board of Managers; provided, that the Board of Managers or Voting Members may invite Non-Voting Members to a meeting of the Voting Members upon approval of the Board of Managers and/or the Voting Members, respectively.

8.2 Place of Meetings. The Voting Members or Board of Managers may designate any place, either within or outside the State of Ohio, as the place of meeting for any meeting of the Voting Members. If no designation is made, or if a special meeting is otherwise called, the place of meeting will be the office of the legal counsel of the Company.

8.3 Notice of Meetings. Written notice stating the place, day and hour of the meeting and, if the meeting is not regularly scheduled, the purpose or purposes for which the meeting is called shall be delivered not less than seven (7) nor more than thirty (30) days before the date of the meeting, either personally, by mail or by Electronic Transmission, by or at the direction of the Board of Managers or Voting Member calling the meeting, to each Voting Member, if a Voting Member meeting, and to each Manager, if a meeting of the Board of Managers. If mailed, such notice shall be deemed to be delivered five (5) calendar days after being deposited in the United States mail, addressed to the Voting Member or Manager, as applicable, at its address as it appears on the books of the Company, with postage thereon prepaid.

8.4 Record Date. For the purpose of determining the Voting Members entitled to notice of or to vote at any meeting of the Voting Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of the Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of the Members. When a determination of the Voting Members entitled to vote at any meeting of the Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

8.5 Quorum. The Voting Members holding a majority of the Voting Units, represented in person or by proxy, shall constitute a quorum at any meeting of Voting Members. The Voting Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Units whose absence would cause less than a quorum. The Managers constituting a majority of the Managers, represented in person or by proxy, shall constitute a quorum at any meeting of Managers. A quorum of Managers must be present at all times to transact business.

8.6 Manner of Acting. If a quorum is present, a Voting Member Majority Vote shall be the act of the Members unless a different requirement is set forth in this Agreement or the Act. If a quorum is present, a Majority of the Board of Managers shall be the act of the Managers unless a different requirement is set forth in this Agreement or the Act.

8.7 Proxies.

(a) At all meetings of Voting Members, a Voting Member may vote in person or by proxy executed in writing by such Voting Member or by a duly authorized attorney-in-fact and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by applicable law. Such proxy shall be filed with the Board of Managers of the Company before or at the time of the meeting. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation. No proxy shall be valid after three hundred and thirty-five (335) days from the date of its execution, unless otherwise provided in the proxy.

(b) At all meetings of Managers, a Manager may vote in person or by proxy executed in writing by such Manager or by a duly authorized attorney-in-fact and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by applicable law. Such

proxy shall be filed with any other Manager or officer of the Company before or at the time of the meeting. Every proxy shall be revocable in the discretion of the Manager executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation. No proxy shall be valid after ninety (90) days from the date of its execution, unless otherwise provided in the proxy.

8.8 Participation. Any Voting Member or Manager may participate in a meeting by means of telephone conference, video conference, or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

8.9 Actions Without a Meeting.

(a) Except as otherwise set forth in this Agreement, actions required or permitted to be taken at a meeting of Voting Members may be taken without a meeting, without prior notice, and without a vote, if the action is evidenced by one or more written consents describing the action taken, signed by Voting Members constituting a Voting Member Majority Vote, Voting Member Supermajority Vote, or unanimous vote of the Voting Members, as applicable, and delivered to the Board of Managers for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective on the date on which all the Voting Members constituting the Voting Member Majority Vote, Voting Member Supermajority Vote, or unanimous vote of all Voting Members, as applicable, have signed the consent, unless the consent specifies a different effective date. Each action signed by written consent shall be delivered to all of the applicable Voting Members who did not sign such written consent within five (5) business days after such written consent was signed. Notwithstanding anything in this Section 8.9(a) to the contrary, a written consent or consents to elect a new Manager must be signed by that number of Voting Members such that the Voting Members not signing such consent or consents could not mathematically elect a different Manager other than the Manager elected pursuant to such action.

(b) Except as otherwise set forth in this Agreement, actions required or permitted to be taken at a meeting of Managers may be taken without a meeting, without prior notice, and without a vote, if the action is evidenced by one or more written consents describing the action taken, signed by a Majority of the Board of the Managers, and delivered to the Board of Managers of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective on the date on which a Majority of the Board of Managers have signed the consent unless the consent specifies a different effective date. Each action signed by written consent shall be delivered to all Managers who did not sign such written consent within five (5) business days after such written consent was signed.

8.10 Waiver of Notice. When any notice is required to be given to any Member or Manager, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a Member or Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Member or Manager attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

8.11 Conduct of Business. The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by the Managers or Members holding Voting Units; provided, that the appropriate Managers or Voting Members shall have been notified of the meeting in accordance with Section 8.3.

ARTICLE 9

OTHER ACTIVITIES

9.1 Other Activities. The Managers, Members, and Officers and their respective Affiliates may engage in or possess an interest in other business ventures of every nature and description for their own account, independently or with others, whether or not such other enterprises shall be in competition with any activities of the Company. None of the Company, the Members, the Managers, or the Officers shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived therefrom.

ARTICLE 10

UNITS; CAPITAL CONTRIBUTIONS

10.1 Units; Capitalization; Additional Capital Contributions. Each Member's Membership Interest in the Company shall be represented by units of limited liability company interest (each a "**Unit**"). The Company shall have two (2) authorized classes of Units: Common Voting Units and Common Non-Voting Units. There are 768,375.0 Common Voting Units and 517,237.1 Common Non-Voting Units authorized (for a total of 1,285,612.1 Units), of which the issued and outstanding Common Voting Units and Common Non-Voting Units are set forth on the Members Schedule. The ownership by a Unitholder of Units shall entitle such Unitholder to the economic and voting rights of such Units in accordance with this Agreement. No Member shall be required to make any additional Capital Contributions or Commitments to the Company in excess of those agreed to by such Member. All Units are fully vested when issued unless the Board of Managers has established a vesting schedule for such Units. All Units will have the voting rights set forth in **ARTICLE 7** or as otherwise set forth in this Agreement.

10.2 Units on Members Schedule. The name and address of each Member and the amount and class of Units held by them shall be set forth on the Members Schedule.

10.3 Authorization and Issuance of Additional Units. In addition to any other requirements hereunder, the authorization, issuance, or reissuance of Units or additional Units beyond what is set forth in Section 10.1 shall require the approval by a Majority of the Board of Managers. The Board of Managers is hereby authorized to amend this Agreement to reflect such authorization in accordance with the terms and conditions hereof. In addition to any other terms and conditions hereof, a Voting Member Supermajority Vote shall be required to authorize and issue Common Voting Units in addition to the number authorized in Section 10.1 and issued as of the Effective Date, including by way of issuance of New Interests as provided in Section 10.4 below.

10.4 Other Issuances. In addition to the Units authorized and issued hereunder, the Company is hereby authorized, in accordance with the terms and conditions of this Section 10.4,

to issue any new type, class, or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Units but having different rights (the "**New Interests**") and to fix the relative privileges, preference, duties, liabilities, obligations, and rights of any such New Interests, including the number of New Interests to be issued, preferences (with respect to distributions, in liquidation or otherwise) over any other Units, and any contributions required in connection therewith. A Voting Member Supermajority Vote shall be required to authorize or issue any New Interests, or any security convertible into or exchangeable for New Interests, including convertible notes, options, warrants, and any other convertible security or equity interest, that are senior to, pari passu with, or that carry rights, preferences, or privileges different from those of the Common Voting Units, in each case where such New Interests are issued to any Manager, Officer, or Affiliate of any Manager or Officer, or to any Member holding five percent (5%) or more of the issued and outstanding Common Voting Units prior to giving effect to such New Interests; provided, that the foregoing authorization requirements shall not apply to: (i) the Offering, or (ii) any bona fide arm's length issuance to a Person that is not a Manager, Officer, Affiliate of any Manager or Officer, or Member holding five percent (5%) or more of the issued and outstanding Common Voting Units prior to giving effect to such New Interests. Upon the Voting Member Supermajority Vote required in this Section 10.4, the Board of Managers is hereby authorized to amend this Agreement to reflect such authorization, and to cause the Company to issue the New Interests.

10.5 Admission of New Members.

(a) New Members may be admitted from time to time, subject to compliance with the terms, conditions, and provisions hereof: (i) in connection with an issuance of Units or New Interests by the Company; and (ii) in connection with a Transfer of Units.

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement or a form of Subscription Agreement approved by the Board of Managers, and shall be approved by the Board of Managers, in its sole discretion. Upon the amendment of the Members Schedule by the Board of Managers and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units.

10.6 Representations and Warranties of Members. By execution and delivery of this Agreement or a Joinder Agreement or Subscription Agreement, as applicable, each of the Members, whether admitted as of or after the Effective Date, represents and warrants to the Company and acknowledges that, unless otherwise approved by a Majority of the Board of the Managers, or unless such Member becomes a Member through the Offering in accordance with the terms thereof (and such Member has made the representations and warranties of such Member in accordance therewith):

(a) The Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless: (i) they are subsequently

registered or exempted from registration under the Securities Act, and (ii) the provisions of this Agreement have been complied with;

(b) Such Member is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act, as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and agrees that it will not take any action that could have an adverse effect on the availability of the exemption from registration provided by Rule 501 promulgated under the Securities Act with respect to the offer and sale of the Units;

(c) Such Member's Units are being acquired for the Member's own account solely for investment and not with a view to resale or distribution thereof;

(d) Such Member has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company's potential investments and such Member acknowledges that it has been provided adequate access to the personnel, properties, premises, and records of the Company and the Company potential investments for such purpose;

(e) The determination of such Member to acquire Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company's investments that may have been made or given by any other Member or by any agent or employee of any other Member;

(f) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(g) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(h) The execution, delivery, and performance of this Agreement, and any Joinder Agreement and/or Subscription Agreement, have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound;

(i) This Agreement is valid, binding, and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(j) Any representation or warranty made by such Member in any Subscription Agreement or Joinder Agreement was true and correct when made and is true and correct as of the Effective Date.

ARTICLE 11

DISTRIBUTIONS

11.1 Tax Distributions. Subject to any restrictive covenants or other agreements the Company has entered into, including loan agreements, and subject to the Company having adequate cash to make the following distributions, within ninety (90) days following the end of each Fiscal Year or with such greater frequency as the Board of Managers determines, the Board of Managers shall cause the Company to distribute to each Unitholder an amount intended to enable such Unitholder (or any equity owner of a Unitholder that is a partnership for federal income tax purposes) to satisfy its (or such equity owner's) aggregate United States federal, state, and local (and, in the sole and absolute discretion of the Board of Managers, non-U.S.) tax liabilities such Unitholder (or any equity owner of a Unitholder that is a partnership for federal income tax purposes) has from the allocations of taxable income made to such Unitholder pursuant to this Agreement (a "**Tax Distribution**"). The amount distributable to the Unitholders pursuant to this Section 11.1 shall be determined by the Board of Managers in good faith, and shall be based upon (i) the highest maximum combined United States federal income, state income, and local income tax rate applicable to any Unitholder (or any equity owner of a Unitholder that is a partnership for federal income tax purposes) on ordinary income and capital gain, as the case may be (with such maximum combined rate being applied equally to all Unitholders); (ii) other federal taxes imposed on Company income (including the tax imposed on "net investment income") under Code Section 1411; (iii) the amounts of ordinary income and capital gain allocated to the Unitholders pursuant to this Agreement, if any; and (iv) any other reasonable assumptions that the Board of Managers determines in good faith to be appropriate (with such assumptions being applied equally to all Unitholders regardless of their tax status). All Tax Distributions made pursuant to this Section 11.1 shall be treated as advances against any other distributions to the Unitholders pursuant to this Agreement.

11.2 Distributions. Subject to any restrictive covenants or other agreements the Company has entered into, including loan agreements, and subject to the Board of Managers' sole discretion to retain any other amounts necessary to satisfy the Company's and/or a Company Affiliate's liabilities or obligations or for Reserves, the Board of Managers may, but shall not be obligated to, make distributions at any time or from time to time. Any distributions shall be made to the Members in proportion to the Units held by each Member. "**Reserves**" means funds set aside or amounts allocated to reserves which shall be maintained in amounts deemed sufficient by the Board of Managers for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

11.3 Withholding. If the Company is required by law to pay any tax that is specifically attributable to a Unitholder (or the status of a Unitholder), including federal or state withholding taxes, state personal property taxes, and state unincorporated business taxes, then such Unitholder shall indemnify and reimburse the Company for the amount of such tax, including any interest or penalties thereon. The Company may offset distributions to any Unitholder that it is otherwise entitled to receive under this Agreement against such Unitholder's obligation and to the extent such distributions are offset such amounts shall be treated as distributed to the Unitholder for all purposes of this Agreement. A Unitholder's obligation to indemnify and reimburse the Company

under this provision shall survive the Unitholder selling or otherwise disposing of its interest in the Company and the termination, dissolution, liquidation, or winding up of the Company.

ARTICLE 12

TAX MATTERS

12.1 Preparation of Returns. The Board of Managers shall cause to be prepared all federal, state, and local tax returns of the Company for each year for which such returns are required to be filed and shall cause such returns to be timely filed. The Board of Managers shall determine the appropriate treatment of each item of income, gain, loss, deduction, and credit of the Company and the accounting methods and conventions under the tax laws of the United States of America, the several states and other relevant jurisdictions as to the treatment of any such item or any other method or procedure related to the preparation of such tax returns. Except as specifically provided otherwise in this Agreement, the Board of Managers may cause the Company to make or refrain from making any elections permitted by such tax laws.

12.2 Taxed as C Corporation. It is the intent of the Members that the Company be treated as a C corporation for United States federal, state, and local income tax purposes and that the Company be operated in a manner consistent with its tax treatment as a corporation for such purposes. The Company shall take all appropriate actions to ensure that the Company shall be treated as a C corporation for federal and state income tax purposes, including the making of available tax elections. It is also the intent of the Members that the Company not be operated or treated as a "corporation" or "C corporation" for any purposes other than tax purposes. Neither the Company nor any Member shall take any action inconsistent with the express intent of the parties as set forth in this Section 12.2.

12.3 Tax Information. The Board of Managers shall cause the necessary United States federal income tax information and any other similar tax information to be delivered to each Unitholder as soon as practicable after the end of each Fiscal Year.

12.4 Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this Section 12.4 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 12.4.

ARTICLE 13

RESTRICTIONS ON TRANSFERS; NEW MEMBERS; EXPULSION

13.1 Requirements for Transfer.

(a) No Voting Member may Transfer any Common Voting Units without the approval of a Majority of the Board of Managers and, as applicable, satisfying any other applicable provisions of this **Article 13**. Notwithstanding the foregoing, a Voting Member or group of Voting

Members may Transfer such Voting Members' Units without such consent if such Transfer: (i) is to an Affiliate of such Voting Member for estate planning purposes; or (ii) would constitute a Capital Event, but then only if such Transfer complies with the provisions of Section 13.7 (in either case, a "**Permitted Transfer**"). For the avoidance of doubt, such restrictions shall only apply to such Voting Member's Common Voting Units and shall not apply to a Voting Member's Common Non-Voting Units (which shall only be subject to the other requirements and restrictions applicable to Common Non-Voting Units hereunder).

(b) In addition to any other applicable requirements relating to Transfer herein, no Member, including a Deceased Member, Disabled Member, or Terminated Member (each defined below) may Transfer any of such Member's Units: (i) without registration under applicable federal and state securities laws, unless registration under such laws is not required; (ii) if such a Transfer would cause the Company to become ineligible for safe harbor treatment under the Code or the Regulations; (iii) without the proposed transferee agreeing to be bound by this Agreement; (iv) without the proposed transferee making all representations and delivering all such certificates, evidences, or assurances reasonably requested by the Board of Managers; and (v) without the proposed transferee paying any reasonable expenses in connection with the proposed transferee's admission as a Member.

(c) In addition to the requirements of clauses (i) through (v) in Section 13.1(b) above, Common Non-Voting Units, including any Common Non-Voting Units obtained through Regulation Crowdfunding (17 CFR 227, et. seq.), shall not be Transferable unless and until such Common Non-Voting Units have been held by the Non-Voting Member for at least one (1) year from the date of obtaining such Common Non-Voting Units; provided, that such Common Non-Voting Units shall at all times be transferable: (i) to the Company; (ii) to an accredited investor; (ii) as part of a subsequent offering with the Securities and Exchange Commission, including any relevant Capital Events; and/or (iv) to a member of the family of the purchasing Member, to a trust controlled by the purchasing Member or created for the benefit of a family member, or in connection with the death or divorce of the purchasing Member. Except as otherwise expressly provided in this Section 13.1(c), and notwithstanding anything herein to the contrary, Common Non-Voting Units shall not be subject to any other restrictions on Transfer.

(d) Units acquired through Regulation Crowdfunding shall be Common Non-Voting Units.

13.2 Transfer on Death or Dissolution of Voting Member.

(a) Notwithstanding any other provision of this Agreement, in the event of the death or dissolution of a Voting Member or a former Voting Member whose Common Voting Units were transferred to and are then held by such former Voting Member's Affiliate for estate planning purposes (in either case, the "**Deceased Member**"), the Deceased Member's Common Voting Units (including any Common Voting Units of a former Voting Member whose Common Voting Units were transferred to and are then held by such former Voting Member's Affiliate for estate planning purposes) will be immediately offered for sale to the Company and, for a period of sixty (60) days following the date the Company becomes aware of the Deceased Member's death or dissolution, the Company will have the option to purchase all or any portion of the Deceased

Member's Common Voting Units at a price and upon the terms and conditions set forth in this Section 13.2.

(b) If the option provided in Section 13.2(a) is not exercised as to all of the Deceased Member's Common Voting Units, then the Deceased Member's Common Voting Units not purchased pursuant to Section 13.2(a) will transfer to the Deceased Member's owners, heirs, or devisees (as appropriate) in accordance with applicable law, but such Units shall remain subject to the terms and conditions of this Agreement. In addition, any unpurchased Units Transferred in accordance with the foregoing shall convert to Common Non-Voting Units immediately upon the earlier of the decision by the Company to not purchase such Units or the expiration of the sixty (60) day period without any further action or requirement of the Board or the Company.

(c) Notwithstanding any other provision of this Agreement, the Company, in order to fund its purchase of the Common Voting Units of a Deceased Member, may acquire a policy or policies of life insurance on the life of each Voting Member.

(d) The purchase price per Common Voting Unit to be purchased pursuant to any option or obligation arising under this Section 13.2 (the "**Purchase Price**") shall be equal to the fair market value of each Common Voting Unit purchased, as determined by a Majority of the Board of Managers in their sole discretion using sound accounting practices and in good faith. If the Deceased Member's Affiliate, estate, or legal representative does not accept, in good faith, the valuation, then an independent appraiser shall be selected by mutual agreement between the Board, on the one hand, and the Deceased Member's Affiliate, estate, or legal representative, as applicable, on the other hand. If the foregoing parties fail to agree upon an independent appraiser within thirty (30) days of the Board of Manager's determination, then each of the Board, on the one hand, and the Deceased Member's Affiliate, estate, or legal representative, as applicable, on the other hand, shall select an appraiser, and those two (2) selected appraisers shall jointly select a third appraiser. The third appraiser's determination of fair market value shall be final and binding on the parties. The Purchase Price shall be paid, at the option of the Board of Managers, in cash at closing or with quarterly payments over five (5) years commencing on the first day of the first calendar quarter following the date of the closing and with interest on the outstanding balance at the prime rate (as set forth in the Wall Street Journal on the date of the Deceased Member's death) plus two percent (2%). The valuation may include discounts for lack of marketability, lack of voting rights, lack of controlling interest, and such other discounts as reasonably appropriate. The closing of any purchase and sale of Units under this Section 13.2 will take place at the offices of legal counsel for the Company (or electronically) at a date designated by the Company, which date will not be more than thirty (30) days following the exercise date of the option. Any promissory note or other obligation for payment provided in accordance with the foregoing shall be secured by the Units purchased by the Company.

(e) If a Voting Member made any Transfer of Common Voting Units to an Affiliate of such Voting Member for estate planning purposes, all such Common Voting Units shall remain subject to the provisions of this Section 13.2. For example purposes only, if a Member makes a Transfer of any Common Voting Units to an Affiliate for estate planning purposes, and then the Voting Member who held such Common Voting Units prior to such Transfer for estate planning purposes dies, all Common Voting Units held by the Affiliate would be subject to the option of the Company to purchase such Common Voting Units pursuant to this Section 13.2.

13.3 Disability or Termination of Employment of Voting Member.

(a) In the event of the disability of a Voting Member who is an employee of the Company (a "**Disabled Member**"), and notwithstanding any prior Transfer to an Affiliate of such Voting Member for estate planning purposes, the Company may for a period of sixty (60) days after becoming aware of the Disabled Member's disability, but shall not be obligated to, purchase the Disabled Member's Common Voting Units. If the Company decides to not, or does not, purchase all of the Disabled Member's Common Voting Units within sixty (60) days after becoming aware of the Disabled Member's disability, the Common Voting Units of the Disabled Member not purchased by the Company shall automatically convert to Common Non-Voting Units immediately upon the earlier of the decision by the Company to not purchase such Common Voting Units or the expiration of the sixty (60) day period without any further action or requirement of the Board or the Company. The term "disability," as it pertains to Voting Members and for purposes of this Section 13.3, means the substantial inability of the employee Voting Member to exercise or discharge such Voting Member's employment related duties to the Company for at least sixty (60) days (consecutive or non-consecutive) out of a 120 day consecutive period due to the Voting Member's physical or mental impairment, as determined by a Majority of the Board of Members.

(b) If a Voting Member is employed by the Company and the employment of the Voting Member is terminated for any reason or for no reason by the Company or by the employee (in either case, a "**Terminated Member**"), and notwithstanding any prior Transfer to an Affiliate of such Voting Member for estate planning purposes, the Company may, for a period of five (5) years after the effective date of the Terminated Member's termination of employment, but shall not be obligated to, purchase the Terminated Member's Voting Units. In no event may a Terminated Member Transfer any of its Voting Units, including to an Affiliate for estate planning purposes, without the prior written consent of the Board of Managers, and any Transfer in violation of this restriction shall be null, void and of no force and effect.

(c) For purposes of Section 13.3(a) and Section 13.3(b), the purchase price for the Common Voting Units shall be equal to the fair market value of each Common Voting Unit purchased, as determined by a Majority of the Board of Managers in their sole discretion using sound accounting practices and in good faith. If such Member, whether Disabled Member or Terminated Member, or such Member's, whether Disabled Member or Terminated Member, Affiliate, estate, or legal representative, as applicable, does not accept, in good faith, the valuation, then an independent appraiser shall be selected by mutual agreement between the Board, on the one hand, and such Member, whether Disabled Member or Terminated Member, or such Member's, whether Disabled Member or Terminated Member, Affiliate, estate, or legal representative, as applicable, on the other hand. If the foregoing parties fail to agree upon an independent appraiser within thirty (30) days of the Board of Manager's determination, then each of the Board, on the one hand, and such Member, whether Disabled Member or Terminated Member, or such Member's, whether Disabled Member or Terminated Member, Affiliate, estate, or legal representative, as applicable, on the other hand, shall select an appraiser, and those two (2) selected appraisers shall jointly select a third appraiser. The third appraiser's determination of fair market value shall be final and binding on the parties. The purchase price shall be paid, at the option of the Board of Managers, in cash at closing or with quarterly payments over five (5) years commencing on the first day of the first calendar quarter following the date of the closing and with

interest on the outstanding balance at the prime rate (as set forth in the Wall Street Journal on the date of the exercise of the option) plus two percent (2%). The valuation may include discounts for lack of marketability, lack of voting rights, lack of controlling interest, and such other discounts as reasonably appropriate. The closing of any purchase and sale of Units under Section 13.3 will take place at the offices of legal counsel for the Company (or electronically) at a date designated by the Company, which date will not be more than thirty (30) days following the exercise date of the option. Any promissory note or other obligation for payment provided in accordance with the foregoing shall be secured by the Units purchased by the Company.

(d) Any Units that are purchased by the Company pursuant to the terms of this Section 13.3 shall be: (i) forfeited immediately on the date of purchase, (ii) cancelled by the Company, and (iii) no longer be outstanding unless and until they are reissued by the Company.

(e) If a Voting Member made any Transfer of Common Voting Units to an Affiliate of such Member for estate planning purposes, all such Common Voting Units shall remain subject to the provisions of this Section 13.3. For example purposes only, if a Voting Member makes a Transfer of any Common Voting Units to an Affiliate for estate planning purposes, and then the Voting Member who held such Common Voting Units prior to such Transfer for estate planning purposes is an employee of the Company and such Member's employment with the Company terminates, all Common Voting Units held by the Affiliate would be subject to the option of the Company to purchase such Common Voting Units pursuant to this Section 13.3.

13.4 Effectiveness of Transfer. Any Transfer of any of a Member's Units (other than with respect to a Transfer to an Affiliate for estate planning purposes, which Transfer shall be deemed to occur immediately upon the occurrence of such Transfer) will take effect on the first day following receipt by the Members of written notice that all of the requirements of Section 13.1 have been met, at which time the transferee will become a Member.

13.5 Admission of New Members. Affiliates receiving transferred Units for estate planning purposes shall automatically be admitted as a Member upon the occurrence of written notice to the Company of any such Transfer. From and after the Effective Date, any Person, other than Affiliates receiving transferred Units for estate planning purposes, may be admitted as a Member upon a Voting Member Supermajority Vote, by the Company's issuing Units for such consideration as the Voting Members so consenting will determine, subject to the terms and conditions of this Agreement.

13.6 No Retroactive Economic Rights to New Members. No new Members will be entitled to any retroactive distributions or dividends of the Company.

13.7 Company Sale.

(a) If a Voting Member or group of Voting Members (the "**Majority Members**") desires to enter into a Capital Event with a Person who is not an Affiliate of any of the Majority Members (a "**Company Sale**"), the Company or such Majority Members shall provide each other Member, whether or not a Voting Member (the "**Minority Members**") at such time with prompt written notice (the "**Company Sale Notice**") of the material terms of the Company Sale, including the name and address of the prospective purchaser (the "**Prospective Purchaser**"), the nature of

the Company Sale, the purchase price, the terms and conditions of payment, and the proposed closing date.

(b) Upon the request of the Majority Members, each Minority Member agrees to consent to and raise no objections to the Company Sale and take all other actions reasonably necessary or desirable to effect the Company Sale, including, if requested by the Majority Members: (i) if the Company Sale is structured as a sale of Units of the Company, each Minority Member agrees to sell all Units held by such Minority Member on the terms and conditions approved by the Majority Members, and shall execute all agreements, instruments, certificates, and other documents reasonably required in connection with such Company Sale; and (ii) to the extent that the Minority Member has any appraisal or dissenters' rights under applicable laws with respect to the Units held by such Minority Member in connection with such Company Sale, each Minority Member shall waive, and shall not exercise or perfect, such appraisal or dissenters' rights with respect to such Company Sale. Notwithstanding the foregoing, the obligations of the Minority Members under this Section 13.7(b) are subject to the following conditions: (i) the consideration payable upon consummation of such Company Sale to all of the Members shall be distributed among the holders of all Units of the Company, pro rata by Units; (ii) upon the consummation of the Company Sale, all of the Members shall receive the same form of consideration; and (iii) no Minority Member participating in a Company Sale shall be obligated to execute and deliver any document which would require such Member to make any representation, warranty, covenant, or indemnification that is materially different and adverse to the Minority Member than a representation, warranty, covenant, or indemnification provided by the Majority Members.

(c) Upon receipt of a Company Sale Notice, each Minority Member shall be entitled for a period of fifteen (15) calendar days after the date of the Company Sale Notice (the "**Co-Sale Period**") to notify the relevant Majority Members that such Minority Member elects to participate in the sale to the Prospective Purchaser by selling, on the terms set forth in the Company Sale Notice, a percentage of the Units held by such Minority Member (each, a "**Co-Seller**") as is equal to the percentage that the number of Units being sold by the Majority Members bears to the total number of Units owned by the Majority Members (the "**Co-Sale Units**"); provided, however, that if the aggregate number of Units which the Majority Members and the Co-Sellers wish to sell to the Prospective Purchaser exceeds the number of Units which the Prospective Purchaser desires to purchase, then the number of Units so offered by the Majority Members shall be reduced by such number as required to permit each Co-Seller to sell all of such Co-Seller's Co-Sale Units to the Prospective Purchaser in such sale. The closing of any proposed Company Sale under this Section 13.7(c) shall be held at the time and place designated by the Prospective Purchaser, but in any event within one hundred eighty (180) days following the end of the Co-Sale Period. If such proposed Company Sale does not occur within such one hundred eighty (180)-day period, then the Majority Members shall again afford the Minority Members the opportunity pursuant to this Section 13.7(c) to participate in any subsequent proposed Company Sale. The obligations of the Members under this Section 13.7(c) are subject to the following conditions: (i) the consideration payable upon consummation of such Company Sale to all of the Members shall be allocated among the holders of all Units of the Company, pro rata by Units; (ii) upon the consummation of the Company Sale, all of the Members shall receive the same form of consideration; and (iii) no Member participating in a Company Sale shall be obligated to execute and deliver any document which would require such Member to make any representation, warranty, covenant, or

indemnification that is materially different and adverse to the Minority Member than a representation, warranty, covenant or indemnification provided by the Majority Members.

13.8 Expulsion.

(a) Notwithstanding anything to the contrary herein, the Board of Managers may, in its sole and absolute discretion, expel a Member from the Company if such Member or its Affiliate is subject to a final determination or conviction by a court of competent jurisdiction or a government body, or an admission or plea of nolo contendere by such Member or its Affiliate that such Person has committed an act constituting a felony and the result of such conviction, admission, or plea would have a material adverse effect on the Company, as determined by the Board of Managers in its sole discretion.

(b) In the event of expulsion of a Member pursuant to Section 13.8(a), the Company may, but shall not be obligated to, purchase all (and only all) the Units of such expelled Member; provided that such right of the Company shall cease if the Company does not provide notice of its intent to purchase prior to the first anniversary of the date of expulsion. Unless otherwise agreed by the Board of Managers, the purchase price for such expelled Member's Units shall be equal to the greater of: (i) fifty percent (50%) of the fair market value of such Units as determined by the Board of Managers using sound accounting practices; and (ii) $.01 per Unit. The valuation may include discounts for lack of marketability, lack of voting rights, lack of controlling interest, and such other discounts as the appraiser deems appropriate.

(c) Any Units that are purchased pursuant to the terms of this Section 13.8 shall be: (i) forfeited immediately on the date of purchase, (ii) cancelled by the Company, and (iii) no longer be outstanding unless and until they are reissued by the Company.

(d) In no event may an expelled Member Transfer any of its Units, including to an Affiliate for estate planning purposes, without the prior written consent of the Board of Managers, and any Transfer in violation of this restriction shall be null, void, and of no force and effect.

ARTICLE 14

DISSOLUTION AND TERMINATION

14.1 Dissolution.

(a) The Company shall be dissolved upon the occurrence of any of the following events: (i) the approval of the Board of Managers; (ii) a Voting Member Supermajority Vote; or (iii) the entry of a decree of judicial dissolution under Section 1706.47 of the Act.

(b) If the Company should be dissolved, the assets of the Company shall be distributed in the following order:

(i) First, to creditors (including any Unitholder or Member) in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of all of the Company's debts and liabilities to such creditors and the expenses of liquidation; and

(ii) The balance, if any, to the Unitholders pro rata in accordance with such Unitholders Units.

14.2 No Deficit Obligations. No Member shall have liability to restore any deficit equity on the books of the Company.

14.3 Certificate of Dissolution. When all debts, liabilities, and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets of the Company have been distributed, a certificate of dissolution (a "**Certificate of Dissolution**") shall be executed by one or more authorized Persons, which certificate shall set forth the information required by the Act. A Certificate of Dissolution shall be filed with the Ohio Secretary of State to accomplish the dissolution of the Company upon the dissolution and completion of the winding up of the Company. The Certificate of Dissolution shall be accompanied by any other or further items required by the Ohio Department of Taxation, including any tax clearance certificates, affidavits, or similar documentation.

14.4 Effect of Filing of Certificate of Dissolution. Upon the filing of the Certificate of Dissolution with the Ohio Secretary of State, the existence of the Company shall cease, except for the purpose of suits, other proceedings, and appropriate actions as provided in the Act. The Board of Managers shall have authority to distribute any Company property discovered after dissolution, convey real estate, and take such other action as may be necessary on behalf of and in the name of the Company.

14.5 Recourse for Claims. Each Member shall look solely to the assets of the Company and such Member's Units for all distributions with respect to the Company and shall have no recourse therefor, whether upon dissolution or otherwise, against the Board of Managers, the Officers, or any other Member.

ARTICLE 15

EXCULPATION AND INDEMNIFICATION

15.1 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, (iii) each Manager, Officer, employee, agent or representative of the Company and their respective Affiliates, (iv) each promoter of the Company, and (v) the Partnership Representative.

(b) Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person unless such action is proven by clear and convincing evidence to have violated the provisions of § 1706.31 or § 1706.311 of the Act, as applicable. If none of § 1706.31 or § 1706.311 of the Act is applicable due to the position of such Covered Person, then such Covered Person shall not be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered

Person in good-faith, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits, or losses of the Company, or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Act.

15.2 Liabilities and Duties of Covered Persons.

(a) Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

15.3 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or

liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, or any direct or indirect subsidiary of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee, or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, managers, director, officer, employee, or agent of any Person including the Company or any Company Affiliate;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing, to defend or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 15.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 15.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this Section 15.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 15.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 15.3 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(d) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board of Managers may determine; provided, that the failure to obtain such insurance shall not

affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 15.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) Savings Clause. If this Section 15.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 15.3 to the fullest extent permitted by any applicable portion of this Section 15.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

(g) Amendment. The provisions of this Section 15.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 15.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 15.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

(h) Survival. The provisions of this **Article 15** shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE 16

COVENANTS

16.1 Confidentiality.

(a) Each Member acknowledges that, during the term of this Agreement, he, she or it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents which the Company treats as confidential, in any format whatsoever, including oral, written, electronic or any other form or medium, and whether or not designated or marked as "confidential," "proprietary," or otherwise bearing a designation or making indicating such information is confidential or proprietary (collectively, "**Confidential Information**"). In addition,

each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing such Member's investment in the Company or performing such Member's duties as a Manager, Officer, employee, consultant, or other service provider of the Company) at any time, including use for personal, commercial, or proprietary advantage or profit, either during such Member's association or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in this Section 16.1 shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 16.1 as if a Member; or (vii) to any potential Affiliate or purchaser in connection with a proposed Transfer of Units from such Member, as long as such transferee agrees to be bound by the provisions of this Section 16.1 as if a Member; provided, that in the case of clauses (i), (ii), or (iii), such Member shall: (x) notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable, (y) not make any such disclosure before notifying the Company and other Members, and (z) use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of this Section 16.1 shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.

ARTICLE 17

MISCELLANEOUS PROVISIONS

17.1 Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by Electronic Transmission with confirmation of transmission by the transmitting equipment (or, the first business day following such transmission if the date of transmission is not a business day), or (c) received or rejected by the addressee, if sent by United States of America certified or registered mail, return receipt requested. Each notice or communication must be delivered to: (y) the Company at its principal office with a copy to Coolidge Wall Co., L.P.A., 33 W First Street, Suite 200, Dayton, OH 45402; and (z) to each Member at the addresses shown on the Members Schedule, and if no address is set forth on the Members Schedule, to such address as may be on the books and records of the Company; or to such other address as a party may from time to time designate by notice to the other parties.

17.2 Governing Law; Forum; Waiver of Special Damages. This Agreement will be governed by and construed in accordance with the internal laws of the State of Ohio without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of laws of any other jurisdiction. Any proceeding arising out of or relating to this Agreement shall be brought exclusively in the state courts or federal courts in Montgomery County, Ohio (or if such courts decline jurisdiction, such federal or state courts that have jurisdiction in such matter) and each Member hereby expressly submits to the personal jurisdiction and venue of such courts as provided above for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the addresses set forth or referred to in Section 17.1. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement between the parties to waive any objections to venue or to convenience of forum**. THE MEMBERS WAIVE ANY RIGHTS THEY MAY HAVE TO PUNITIVE, SPECIAL, EXEMPLARY, OR CONSEQUENTIAL DAMAGES, IN RESPECT OF ANY CONTROVERSY OR DISPUTE BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.**

17.3 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

17.4 Amendments. Except as specifically set forth in this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and all Voting Members. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Units made in accordance with this Agreement, and amendments to Section 10.1 solely to reflect an authorization and/or issuance duly approved in accordance with Section 10.3 or Section 10.4, may be made by the Board of Managers without the consent of or execution by the Members.

17.5 Further Assurances. Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, furnish, and deliver such other instruments, documents, and statements, and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement.

17.6 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. For purposes of this Agreement, unless the context otherwise requires: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth herein.

17.7 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

17.8 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

17.9 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedy. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

17.10 Severability. If any provision of this Agreement is held invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the parties agree to negotiate in good faith to replace such invalid, illegal, and unenforceable provision with a valid, legal, and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal, or unenforceable provision.

17.11 Heirs, Successors, and Assigns. Each and all of the covenants, terms, provisions, and agreements contained herein shall be binding upon and inure to the benefit of the parties hereto

and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and permitted assigns.

17.12 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

17.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. A signed copy of this Agreement delivered by Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

17.14 Entire Agreement. This Agreement, including the documents referenced herein, including any exhibits, annexes, or schedules attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all previous operating agreements of the Company, and all communications, representations, understandings, and agreements, either oral or written, between the parties or any officials or representatives thereof.

17.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

17.16 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses and court costs.

17.17 Legal Counsel. Each Member hereby agrees and acknowledges that:

(a) Coolidge Wall Co., L.P.A., and its lawyers (collectively, "**Coolidge**") has been retained by the Company in connection with the reclassification of the Company for tax purposes and the Offering and in such capacity, has provided legal services to the Board of Managers;

(b) Coolidge is not representing and will not represent the Members in connection with the formation of the Company, drafting of this Agreement, the Offering, the offering of Units, the management and operation of the Company, any tax implications related to the Company, the purchase or sale of any Units, ownership of the Units, or any dispute which may arise between the Members on one hand and the Board of Managers or the Company on the other (the "**Company Legal Matters**");

(c) Coolidge has or may have represented certain Members and their respective Affiliates in various personal and business transactions in the past and each Member and the

Company hereby waive any conflict of interest Coolidge's representation of such Members or its Affiliates may have with Coolidge's representation of the Company;

(d) Coolidge has not made and does not make any representation, warranty, or covenant regarding the Units, offering of the Units, any purchase or sale of the Units, the Company, any investment the Company makes, or any other matter regarding any of the foregoing or any of the Members;

(e) Each Member will, if it wishes counsel on a Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel; and

(f) Each Member hereby agrees that Coolidge may represent the Company in connection with any Company Legal Matters, including any dispute between the Company and one or more Members, and, if Coolidge is not representing the Company in such Company Legal Matters, Coolidge may, if permitted by ethical obligations binding on Coolidge and its lawyers, represent one of more Members in such Company Legal Matters.

[*signature pages follow*]

IN WITNESS WHEREOF, the Members have executed this Agreement as of Effective Date.

MEMBERS:

SJK TECHNICAL CONSULTING, LLC

By: ______________________________
Sonia Kriz, Owner

USE MATH INCORPORATED, LLC

By: ______________________________
Kevin Matthews, President

TERRE BLUE LLC

By: ______________________________
Chad Jenkins, President

____
BRIAN WILSON

____
ROBIN TAN

____
TSOHUA CHAO

IN WITNESS WHEREOF, the Members have executed this Agreement as of Effective Date.

MEMBERS:

SJK TECHNICAL CONSULTING, LLC

By: ______________________________
Sonia Kriz, Owner

USE MATH INCORPORATED, LLC

By: Kevin P Matthews (Aug 19, 2026 13:25:51 EDT)
Kevin Matthews, President

TERRE BLUE LLC

By: ______________________________
Chad Jenkins, President

____
BRIAN WILSON

____
ROBIN TAN

____
TSOHUA CHAO

IN WITNESS WHEREOF, the Members have executed this Agreement as of Effective Date.

MEMBERS:

SJK TECHNICAL CONSULTING, LLC

By: ______________________________
Sonia Kriz, Owner

USE MATH INCORPORATED, LLC

By: ______________________________
Kevin Matthews, President

TERRE BLUE LLC

By: Chad Jenkins
Chad Jenkins (Aug 19, 2026 10:33:37 PDT)
Chad Jenkins, President

____
BRIAN WILSON

____
ROBIN TAN

____
TSOHUA CHAO

IN WITNESS WHEREOF, the Members have executed this Agreement as of Effective Date.

MEMBERS:

SJK TECHNICAL CONSULTING, LLC

By: ______________________________
Sonia Kriz, Owner

USE MATH INCORPORATED, LLC

By: ______________________________
Kevin Matthews, President

TERRE BLUE LLC

By: ______________________________
Chad Jenkins, President

____
BRIAN WILSON

____
ROBIN TAN

____
TSOHUA CHAO

IN WITNESS WHEREOF, the Members have executed this Agreement as of Effective Date.

MEMBERS:

SJK TECHNICAL CONSULTING, LLC

By: ______________________________
Sonia Kriz, Owner

USE MATH INCORPORATED, LLC

By: ______________________________
Kevin Matthews, President

TERRE BLUE LLC

By: ______________________________
Chad Jenkins, President

____
BRIAN WILSON

Robin Tan (Aug 19, 2026 16:49:38 PDT)
____
ROBIN TAN

____
TSOHUA CHAO

IN WITNESS WHEREOF, the Members have executed this Agreement as of Effective Date.

MEMBERS:

SJK TECHNICAL CONSULTING, LLC

By: ______________________________
Sonia Kriz, Owner

USE MATH INCORPORATED, LLC

By: ______________________________
Kevin Matthews, President

TERRE BLUE LLC

By: ______________________________
Chad Jenkins, President

____
BRIAN WILSON

____
ROBIN TAN

Leo Chao
____
TSOHUA CHAO

SHELBYMAC PROPERTIES, LLC

Brian Faust

By: Brian Faust (Aug 19, 2026 17:08:24 EDT)
Brian T. Faust, President

GROE CO., LLC

By: ______________________________
Stephen "Steve" Roe, Founder

____
ROBERT LAMPE

MARTHA J LAMPE REVOCABLE LIVING TRUST

By: ______________________________
Martha J. Lampe, Trustee

THE SHAKER JOINT REVOCABLE LIVING TRUST

By: ______________________________
Mark Shaker, Trustee

____
ANDREW ORTH

SHELBYMAC PROPERTIES, LLC

By: ______________________________
Brian T. Faust, President

GROE CO., LLC

By: Stephen Roe
Stephen Roe (Aug 19, 2026 22:41:32 EDT)
Stephen "Steve" Roe, Founder

____
ROBERT LAMPE

MARTHA J LAMPE REVOCABLE LIVING TRUST

By: ______________________________
Martha J. Lampe, Trustee

THE SHAKER JOINT REVOCABLE LIVING TRUST

By: ______________________________
Mark Shaker, Trustee

____
ANDREW ORTH

SHELBYMAC PROPERTIES, LLC

By: ______________________________
Brian T. Faust, President

GROE CO., LLC

By: ______________________________
Stephen "Steve" Roe, Founder

____
Robert Lampe (Aug 19, 2026 18:51:50 EDT)

____
ROBERT LAMPE

MARTHA J LAMPE REVOCABLE LIVING TRUST

By: ______________________________
Martha J. Lampe, Trustee

THE SHAKER JOINT REVOCABLE LIVING TRUST

By: ______________________________
Mark Shaker, Trustee

____
ANDREW ORTH

SHELBYMAC PROPERTIES, LLC

By: ________________________________
Brian T. Faust, President

GROE CO., LLC

By: ________________________________
Stephen "Steve" Roe, Founder

____
ROBERT LAMPE

MARTHA J LAMPE REVOCABLE LIVING TRUST

By: Martha J. Lampe ttee
Martha J. Lampe ttee (Aug 24, 2026 12:22:03 EDT)
Martha J. Lampe, Trustee

THE SHAKER JOINT REVOCABLE LIVING TRUST

By: ________________________________
Mark Shaker, Trustee

____
ANDREW ORTH

SHELBYMAC PROPERTIES, LLC

By: ______________________________
Brian T. Faust, President

GROE CO., LLC

By: ______________________________
Stephen "Steve" Roe, Founder

____
ROBERT LAMPE

MARTHA J LAMPE REVOCABLE LIVING TRUST

By: ______________________________
Martha J. Lampe, Trustee

THE SHAKER JOINT REVOCABLE LIVING TRUST

By: Mark Shaker
Mark Shaker (Aug 20, 2026 12:49:34 EDT)
Mark Shaker, Trustee

____
ANDREW ORTH

SHELBYMAC PROPERTIES, LLC

By: _________________________________
Brian T. Faust, President

GROE CO., LLC

By: _________________________________
Stephen "Steve" Roe, Founder

____
ROBERT LAMPE

MARTHA J LAMPE REVOCABLE LIVING TRUST

By: _________________________________
Martha J. Lampe, Trustee

THE SHAKER JOINT REVOCABLE LIVING TRUST

By: _________________________________
Mark Shaker, Trustee

Andrew Orth
Andrew Orth (Aug 20, 2026 11:37:00 EDT)
____
ANDREW ORTH

Bernie Holtgreive
Bernie Holtgreive (Aug 20, 2026 13:12:56 EDT)

____
BERNARD HOLTGRIEVE

____
JIM OUELLETTE

____
SUSAN KWONG

____
SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: ______________________________
Kaichi Sung, Trustee

ZENPACK, CORP.

By: ______________________________
Robin Tan, Managing Partner

____
TRACY NGUYEN

____
HEIDY LAM

____
DERRICK JOESUF

____
BERNARD HOLTGRIEVE

James Ouellette (Aug 19, 2026 14:14:36 EDT)
____
JIM OUELLETTE

____
SUSAN KWONG

____
SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: ______________________________
Kaichi Sung, Trustee

ZENPACK, CORP.

By: ______________________________
Robin Tan, Managing Partner

____
TRACY NGUYEN

____
HEIDY LAM

____
DERRICK JOESUF

BERNARD HOLTGRIEVE

JIM OUELLETTE

Susan Kwong
Susan Kwong (Aug 21, 2026 07:30:20 PDT)

SUSAN KWONG

SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: ______________________________
Kaichi Sung, Trustee

ZENPACK, CORP.

By: ______________________________
Robin Tan, Managing Partner

TRACY NGUYEN

HEIDY LAM

DERRICK JOESUF

JIM OUELLETTE

SUSAN KWONG

SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: ____________________________
Kaichi Sung, Trustee

ZENPACK, CORP.

By: ____________________________
Robin Tan, Managing Partner

TRACY NGUYEN

HEIDY LAM

DERRICK JOESUF

KEVIN "KIP" MATTHEWS

____
BERNARD HOLTGRIEVE

____
JIM OUELLETTE

____
SUSAN KWONG

____
SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: Kaichi Sung (Aug 19, 2026 10:42:09 PDT)
Kaichi Sung, Trustee

ZENPACK, CORP.

By: ______________________________
Robin Tan, Managing Partner

____
TRACY NGUYEN

____
HEIDY LAM

____
DERRICK JOESUF

____
BERNARD HOLTGRIEVE

____
JIM OUELLETTE

____
SUSAN KWONG

____
SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: ______________________________
Kaichi Sung, Trustee

ZENPACK, CORP.

By: Robin Tan (Aug 19, 2026 16:49:38 PDT)
Robin Tan, Managing Partner

____
TRACY NGUYEN

____
HEIDY LAM

____
DERRICK JOESUF

____
BERNARD HOLTGRIEVE

____
JIM OUELLETTE

____
SUSAN KWONG

____
SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: ________________________________
Kaichi Sung, Trustee

ZENPACK, CORP.

By: ________________________________
Robin Tan, Managing Partner

Tracy Nguyen
Tracy Nguyen (Aug 19, 2026 10:27:09 PDT)
____
TRACY NGUYEN

____
HEIDY LAM

____
DERRICK JOESUF

____
BERNARD HOLTGRIEVE

____
JIM OUELLETTE

____
SUSAN KWONG

____
SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: ______________________________
Kaichi Sung, Trustee

ZENPACK, CORP.

By: ______________________________
Robin Tan, Managing Partner

____
TRACY NGUYEN

Heidy Luo Lam
Heidy Luo Lam (Aug 20, 2026 08:41:46 PDT)
____
HEIDY LAM

____
DERRICK JOESUF

____
BERNARD HOLTGRIEVE

____
JIM OUELLETTE

____
SUSAN KWONG

____
SONIA KRIZ

KAICHI AUDREY SUNG TRUST 2022

By: ________________________________
Kaichi Sung, Trustee

ZENPACK, CORP.

By: ________________________________
Robin Tan, Managing Partner

____
TRACY NGUYEN

____
HEIDY LAM


Derrick Joesuf (Aug 20, 2026 08:29:49 PDT)
____
DERRICK JOESUF

Kevin P Matthews (Aug 19, 2026 13:25:51 EDT)

____

KEVIN "KIP" MATTHEWS

____

CHAD JENKINS

____

THANH NGUYEN

FIA ADVISORS, INC.

By: ______________________________
Carolyn Hobson, Authorized Person

____

JAMES FORAN

____

DAVID K. JENNIONS

____

ANDREW D. COTHREL

____
KEVIN "KIP" MATTHEWS

Chad Jenkins
Chad Jenkins (Aug 19, 2026 10:33:37 PDT)
____
CHAD JENKINS

____
THANH NGUYEN

FIA ADVISORS, INC.

By: ______________________________
Carolyn Hobson, Authorized Person

____
JAMES FORAN

____
DAVID K. JENNIONS

____
ANDREW D. COTHREL

____
KEVIN "KIP" MATTHEWS

____
CHAD JENKINS

Thanh Nguyen (Aug 19, 2026 16:42:50 PDT)
____
THANH NGUYEN

FIA ADVISORS, INC.

By: ______________________________
Carolyn Hobson, Authorized Person

____
JAMES FORAN

____
DAVID K. JENNIONS

____
ANDREW D. COTHREL

____
KEVIN "KIP" MATTHEWS

____
CHAD JENKINS

____
THANH NGUYEN

FIA ADVISORS, INC.

By: Carolyn Hobson
Carolyn Hobson (Aug 20, 2026 15:40:50 EDT)
Carolyn Hobson, Authorized Person

____
JAMES FORAN

____
DAVID K. JENNIONS

____
ANDREW D. COTHREL

____
KEVIN "KIP" MATTHEWS

____
CHAD JENKINS

____
THANH NGUYEN

FIA ADVISORS, INC.

By: ______________________________
Carolyn Hobson, Authorized Person

James P. Foran (Aug 19, 2026 17:34:10 EDT)
____
JAMES FORAN

____
DAVID K. JENNIONS

____
ANDREW D. COTHREL

____
KEVIN "KIP" MATTHEWS

____
CHAD JENKINS

____
THANH NGUYEN

FIA ADVISORS, INC.

By: ________________________________
Carolyn Hobson, Authorized Person

____
JAMES FORAN

David K Jennions
David K Jennions (Aug 24, 2026 13:14:00 EDT)
DAVID K. JENNIONS

____
ANDREW D. COTHREL

____
KEVIN "KIP" MATTHEWS

____
CHAD JENKINS

____
THANH NGUYEN

FIA ADVISORS, INC.

By: _____________________________
Carolyn Hobson, Authorized Person

____
JAMES FORAN

____
DAVID K. JENNIONS

____
ANDREW D. COTHREL

SCHEDULE A

MEMBERS SCHEDULE

(as of the Effective Date)

Member Name	Member Address	Common Voting Units	Common Non-Voting Units	Total Units
SJK Technical Consulting, LLC (S Kriz)	1158 Park Hills Rd. Berkeley, CA 94706	144,000.0	2,620.9	146,620.9
Use Math Incorporated, LLC (K Matthews)	409 Oakmead Pl. Oakwood, OH 45419	137,750.0	0.0	137,750.0
Terre Blue LLC (C Jenkins)	1963 Encina Dr. Santa Cruz, CA 95062	137,750.0	0.0	137,750.0
Brian Wilson	202 Queens Crossing Centerville, OH 45458	6,250.0	71,456.9	77,706.9
Robin Tan	1509 Lodi Ave. San Mateo, CA 94401	68,875.0	0.0	68,875.0
TsoHua Chao	5860 Virtual Ln. San Jose, CA 95119	0.0	68,875.0	68,875.0
Hold for Future Employees		0.0	68,875.0	68,875.0
ShelbyMac Properties LLC (Brian Faust)	7371 Rt. 48 Springboro, OH 45066	61,250.0	1,081.9	62,331.9
GRoe Co. LLC (S Roe)	9380 Paragon Mills Ln. Dayton, OH 45458	50,000.0	10,818.8	60,818.8
Robert Lampe	9471 Ridings Blvd. Centerville, OH 45458	31,250.0	5,409.4	36,659.4
Martha J Lampe Revocable Living Trust	5070 Indigo Bay Blvd., Unit 102 Estero, FL 33928	31,250.0	5,409.4	36,659.4
The Shaker Joint Revocable Living Trust	3573 Springdale Dr. Dayton, OH 45419	25,000.0	0.0	25,000.0
Andrew Orth	12 Great Rock Rd. Hingham, MA 02043	25,000.0	0.0	25,000.0
Bernard Holtgrieve	1750 Kylemore Court Dayton, OH 45459	18,750.0	10,818.8	29,568.8
Jim Ouellette	1409 Halstead Circle Dayton, OH 45458	12,500.0	0.0	12,500.0
Susan Kwong	426 Funston Ave. San Francisco, CA 94118	12,500.0	5,325.6	17,825.6
Sonia Kriz	1158 Park Hills Rd. Berkeley, CA 94706	0.0	7,000.0	7,000.0
Kaichi Audrey Sung Trust 2022	1332 11th Ave. San Francisco, CA 94122	6,250.0	7,946.5	14,196.5
Zenpack, Corp (R Tan)	1050 N. 5th St., Ste. 30 San Jose, CA 95112	0.0	5,000.0	5,000.0
Tracy Nguyen	1025 Foster City Blvd., Apt. D Foster City, CA 94404	0.0	11,054.5	11,054.5
Heidy Lam	31303 Santa Rita Way Union City, CA 94587	0.0	3,750.0	3,750.0

Derrick Joesuf	21910 Vergil St. Castro Valley, CA 94546	0.0	1,250.0	1,250.0
Kevin "Kip" Matthews	409 Oakmead Pl. Oakwood, OH 45419	0.0	2,000.0	2,000.0
Chad Jenkins	1109 Vista Way Unit 2 Oceanside, Ca 92054	0.0	2,000.0	2,000.0
Thanh Nguyen	2901 Via Roma Pl., Unit 3 Santa Clara, CA 95051	0.0	2,704.7	2,704.7
FIA Advisors	c/o Robert Lampe 10050 Innovation Dr., Suite 130 Dayton, OH 45342	0.0	5,409.4	5,409.4
James Foran	17612 Edgewater Dr. Lakewood, OH 44107	0.0	2,704.7	2,704.7
David K Jennions	309 Dixie Trail Raleigh, NC 27607	0.0	10,483.7	10,483.7
Andrew D Cothrel	201 E. Dixon Ave. Oakwood, OH 45419	0.0	5,241.8	5,241.8
Authorized Common Non-Voting Units for the Offering	N/A	0.0	200,000	200,000
	TOTALS:	768,375.0	517,237.1	1,285,612.1

Exhibit A

Certain Capitalized Terms

Capitalized terms not otherwise defined herein shall have the following meanings (unless otherwise expressly provided herein):

(a) "**Act**" means the provisions of the Ohio Revised Limited Liability Company Act (Chapter 1706 of the Ohio Revised Code), as in effect at any given time and as amended from time to time.

(b) "**Affiliate**" means, with respect to any specified Person, any other Person which, directly or indirectly, controls, is under common control with, or is controlled by, such specified Person. As used in this definition, "control," "controlled by," and "under common control with" (and all cognates and derivatives thereof) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person whether through ownership of securities or other ownership interests, by contract or otherwise. In addition to the foregoing, if the specified Person is an individual, the term "Affiliate" also includes any Entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with any of the foregoing individuals.

(c) "**Capital Contribution**" means, with respect to any Member, the amount of money plus the fair market value of any property other than money, as determined by the Board of Managers, contributed to the Company, including by way of a Commitment, with respect to the Units held by such Member.

(d) "**Capital Event**" means an acquisition of a majority of the Common Voting Units by another Person by means of any transaction or series of related transactions (including any reorganization, merger, consolidation, or sale of equity of the Company) that would result in: (i) the Voting Members of the Company immediately prior to such transaction owning, as a result of such transaction, less than a majority of the voting securities of the successor or surviving corporation immediately thereafter, (ii) a sale or other transfer of all or substantially all of the rights, property, and assets of the Company, (iii) a Qualified Public Offering, or (iv) any combination of the foregoing.

(e) "**Common Voting Units**" means the Units having the rights and obligations specified with respect to Common Voting Units in this Agreement. The Common Voting Units shall have voting rights as set forth in this Agreement.

(f) "**Common Non-Voting Units**" means the Units having the rights and obligations specified with respect to Common Non-Voting Units in this Agreement. The Common Non-Voting Units shall not have any voting rights except for those voting rights that are: (i) expressly provided herein, or (ii) established by the Act that cannot be eliminated through an operating agreement, if any.

(g) "**Code**" means the United States Internal Revenue Code of 1986, as amended, including effective date and transition rules, and any successor thereto. Any

reference to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of succeeding law.

(h) "**Company**" has the meaning set forth in the introductory paragraph of this Agreement.

(i) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process, including electronic mail and facsimile.

(j) "**Entity**" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust, or foreign business organization.

(k) "**Fiscal Year**" means (i) the period commencing on the Effective Date and ending on December 31, 2026, or (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31.

(l) "**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as **Exhibit B**.

(m) "**Majority of the Board of Managers**" has the meaning set forth in Section 5.2.

(n) "**Member**" means: (i) each Person identified on the Members Schedule as of the Effective Date as a Member and who has executed this Agreement or a counterpart thereof; and (ii) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

(o) "**Membership Interest**" means an ownership interest in the Company representing the Capital Contributions made by a Member or its predecessors-in-interest, including all benefits to which the holder of such interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Membership Interest does not include any rights or obligations that a Member may have for providing services or goods for which it is separately compensated as a Person who is not a Member.

(p) "**New Interests**" has the meaning set forth in Section 10.4.

(q) "**Non-Voting Member**" means any Member solely holding Common Non-Voting Units of the Company.

(r) "**Person**" means any individual or Entity, and their heirs, executors, administrators, legal representatives, successors, and assigns, where the context so permits.

(s) "**Qualified Public Offering**" means the initial closing of a firmly underwritten public offering of Units (or any equity interest in the Company into which the Units may be converted) by the Company pursuant to a registration statement filed with the United States Securities and Exchange Commission or other applicable regulatory body, and declared effective under the Securities Act of 1933 or other applicable securities laws, in which the Units (or any equity interest in the Company into which the Units may be converted) are listed on the New York Stock Exchange (including its affiliated global exchanges), Nasdaq Global Market, the Nasdaq Capital Market covering the offer and sale of Units (or any equity interest in the Company into which the Units may be converted) for the account of the Company to the public. For the avoidance of doubt, the Offering shall not be deemed a Qualified Public Offering hereunder.

(t) "**Regulations**" means the United States Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(u) "**Subscription Agreement**" means any subscription agreement entered into between the Company and an incoming Member, whether or not related to the Offering.

(v) "**Transfer**" means to pledge, sell, assign, transfer, or in any manner dispose of or encumber any Units owned or held by a Member, including disposition by way of intestacy, will, gift, bankruptcy, liquidation, execution, hypothecation, seizure and sale by legal process, operation of law, or otherwise.

(w) "**Unitholder**" means a Member or assignee that holds an interest in any of the Units.

(x) "**Units**" has the meaning set forth in Section 10.1.

(y) "**Voting Member**" means each Member holding Common Voting Units. Voting Members may also hold Common Non-Voting Units.

(z) "**Voting Member Majority Vote**" means the affirmative vote or written consent of Voting Members holding more than fifty percent (50%) of the issued and outstanding Common Voting Units voting or consenting together. Except as set forth in this Agreement, all matters shall be voted on collectively by all Voting Members and not in individual classes.

(aa) "**Voting Member Supermajority Vote**" means the affirmative vote or written consent of Voting Members holding more than seventy-five percent (75%) of the issued and outstanding Common Voting Units voting or consenting together. Except as set forth in this Agreement, all matters shall be voted on collectively by all Voting Members and not in individual classes.

Exhibit B

JOINDER AGREEMENT

to the

First Amended and Restated Operating Agreement of

Pulp Fixin LLC

IN WITNESS WHEREOF, the undersigned hereby joins in the First Amended and Restated Operating Agreement of Pulp Fixin LLC, an Ohio limited liability company, dated August 16, 2026, to be bound as a Member thereto and agrees to all of the provisions thereof.

IF AN INDIVIDUAL, SIGN HERE:

Sign: ____________________________

Print Name: ______________________

Date: ____________________________

State of Residence:________________

Address:__________________________

____

Social Security Number:_____________

Email Address:____________________

IF AN ENTITY, SIGN HERE:

Sign: ____________________________

Print Name: ______________________

Date: ____________________________

State of Residence:________________

Address:__________________________

____

Taxpayer Identification Number:______

Email Address:____________________